     As filed with the Securities and Exchange Commission on July 19, 2000
                                                      Registration No. 333-88909


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 2
                                       TO
                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      Under
                           The Securities Act of 1933


                           EPOCH PHARMACEUTICALS, INC.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)


           DELAWARE                    2834                   91-1311592
       (STATE OR OTHER           (PRIMARY STANDARD         (I.R.S. EMPLOYER
 JURISDICTION OF INCORPORATION      CODE NUMBER)         IDENTIFICATION NUMBER)
       OR ORGANIZATION)


           12277 134th Court NE, Suite 110, Redmond, Washington 98052
                                 (425) 821-7535
          (ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES)

           12277 134th Court NE, Suite 110, Redmond, Washington 98052
                                 (425) 821-7535
                    (ADDRESS OF PRINCIPAL PLACE OF BUSINESS)


                William G. Gerber, M.D., Chief Executive Officer
           12277 134th Court NE, Suite 110, Redmond, Washington 98052
                                 (425) 821-7535
            (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)


                                   COPIES TO:
                             C. CRAIG CARLSON, ESQ.
                             LAWRENCE B. COHN, ESQ.
                         STRADLING YOCCA CARLSON & RAUTH
                      660 NEWPORT CENTER DRIVE, SUITE 1600
                         NEWPORT BEACH, CALIFORNIA 92660
                                 (949) 725-4000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     From time to time after this Registration Statement becomes effective.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: [X]


                        CALCULATION OF REGISTRATION FEE



=======================================================================================================================
TITLE OF EACH CLASS            PROPOSED MAXIMUM       PROPOSED MAXIMUM
  OF SECURITIES                  AMOUNT TO BE        AGGREGATE OFFERING        AGGREGATE                 AMOUNT OF
 TO BE REGISTERED                REGISTERED(1)            PRICE(2)           OFFERING PRICE         REGISTRATION FEE(3)
-----------------------------------------------------------------------------------------------------------------------
Common stock, par value:
  $.01 per share                 50,000 shares             $12.16               $608,000                   $161
=======================================================================================================================



(1) Epoch originally registered for resale by security holders 10,428,365 shares of common stock under Registration No. 333-12601 on Form SB-2 and 1,268,258 shares of common stock under Registration No. 333-21353 on Form SB-2. Pursuant to Rule 429, the prospectus included as part of this Registration Statement also relates to the resale of these previously registered shares. Epoch has previously paid registration fees of $3,796.47 with respect to these shares. Additionally, Epoch previously paid registration fees totaling $13,938.52 to register 7,039,560 shares of common stock under this Registration Statement.



(2) The offering price is estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(C), using the average of the high and low price reported by The Nasdaq National Market for the common stock on July 17, 2000, which was approximately $12.16 per share.



(3) We previously paid registration fees of $1,660.52 for the registration of 3,472,738 shares of common stock when this Registration Statement was initially filed on October 13, 1999, and $12,278 in connection with the registration of an additional 3,566,822 shares of common stock upon the filing of Amendment No. 1 to this Registration Statement. Fees totaling $161 are being paid at the time of the filing of this Amendment No. 2 for the registration of an additional 50,000 shares of common stock.



--------------------------------------------------------------------------------



     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a) may determine.

PROSPECTUS


                           EPOCH PHARMACEUTICALS, INC.

                             Shares of Common Stock



     The stockholders listed in this prospectus under the section entitled "Selling Stockholders" may offer and sell a total of 10,408,916 shares of common stock, which they own or have the right to acquire from time to time. The shares of common stock included in this offering include 1,524,348 shares issuable upon the exercise of warrants.


                               ------------------


     The number of shares outstanding as of June 30, 2000, is 24,859,619. This number does not include 1,693,250 shares reserved for issuance upon the exercise of outstanding stock options, or 1,524,348 shares reserved for issuance upon the exercise of outstanding warrants.


                               ------------------


     We will not receive any proceeds from the selling stockholders' sale of the shares of common stock However, some of the common stock which may be sold under this prospectus will require the selling stockholder to first exercise warrants. We would receive the proceeds from the exercise of any warrants, which we would use to fund our research and development activities and for general corporate purposes.


                               ------------------



     Our common stock is currently traded on The Nasdaq National Market under the symbol "EBIO".


                               ------------------


     INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE THE SECTION TITLED "RISK FACTORS" BEGINNING ON PAGE 2 OF THIS PROSPECTUS.


                               ------------------


     Neither The Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                               ------------------


                 The date of this prospectus is July __, 2000.

                                TABLE OF CONTENTS
                                                                                                    PAGE
                                                                                                    ----
Prospectus Summary................................................................................    1
Risk Factors......................................................................................    2
Summary Financial Information.....................................................................    5
Price Range of Common Stock.......................................................................    6
Capitalization....................................................................................    7
Dividend Policy...................................................................................    7
Selected Financial Data...........................................................................    8
Management's Discussion and Analysis of Financial Condition
   and Results of Operations......................................................................    9
Business..........................................................................................   15
Management........................................................................................   22
Certain Relationships and Related Transactions....................................................   26
Principal Stockholders............................................................................   27
Description of Capital Stock......................................................................   29
Selling Stockholders..............................................................................   32
Plan of Distribution..............................................................................   34
Legal Matters.....................................................................................   34
Experts...........................................................................................   34
Index to Financial Statements.....................................................................   F

                               PROSPECTUS SUMMARY

     This summary highlights information, including the financial statements and related notes, contained elsewhere in this prospectus, and may exclude information that you should consider before investing in the common stock offered in this prospectus. You should read the entire prospectus carefully.

BUSINESS OF EPOCH PHARMACEUTICALS, INC.


     Epoch Pharmaceuticals, Inc. develops and intends to commercialize unique, proprietary technologies to enhance the study of genes in plants, animals and humans. Our technology is based on our expertise in DNA chemistry, which allows us to design, synthesize and modify oligonucleotides, or synthetic strands of DNA, that more selectively bind to and interact with their target genes, or the gene of interest. Our technology has broad application potential in the developing fields of molecular diagnostics and the study of genes, including the detection of infectious diseases, inheritable diseases through prenatal testing, screening populations to identify landmarks on the gene which correlate with disease risk or drug response, as well as any other genetic analysis based on DNA sequence determination.



     In January 1999, we licensed some of our gene analysis technology to the PE Biosystems Division of The PE Corporation. As part of the license agreement, PE Biosystems will purchase our proprietary chemical compounds, and we will receive a royalty on all products that PE Biosystems sells which incorporate our technology.


     We incorporated in Delaware on August 14, 1985, under the name MicroProbe Corporation. We changed our name to Epoch Pharmaceuticals, Inc. in December 1995. Our principal office is located at 12277 134th Court NE, Suite 110, Redmond, Washington 98052, and our telephone number is (425) 821-7535.

                                  RISK FACTORS


     Investing in the common stock offered by the selling stockholders is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors and other information in this prospectus before deciding to invest in shares of our common stock offered by the selling stockholders.

We have never been profitable and anticipate future losses


     We have never been profitable. Since our formation in 1985, we have generated limited revenues. As of March 31, 2000, we had an accumulated deficit of approximately $63 million. We expect to incur additional losses as we expand our research and development efforts. We will need additional funds to continue our research and development activities.



There is a risk that our technology may not be effective or might not work



     The science and technology of synthetic DNA-based products is rapidly evolving. Our proposed products are in the discovery or early development stage. The proposed products will require significant further research, development, and testing. We face the risk that any or all of our proposed products could prove to be ineffective or unsafe, or be an inferior product to products marketed by others because our products are based on new and unproven innovative technologies. We cannot predict whether our research and development activities will result in any commercially viable products. If we do not have commercially viable products, we will not be able to generate funds internally to support operations.



There is a risk that we do not own exclusive rights to our technology and our competition may have access to our technology which may prevent us from selling our products



     We attempt to protect our proprietary technology by relying on several methods including United States patents. We also have international patent applications that correspond to many of the U.S. patents and patent applications. The issued patents and pending patent applications cover inventions relating to the components of our core technologies. The expiration dates of these patents range from January 2010 to June 2015. We make no guarantee that any issued patents will provide us with significant proprietary protection, that pending patents will be issued, or that products incorporating the technology from our issued patents or pending applications will be free from challenges by competitors. Further, third parties may hold proprietary rights, which precede our claims and, therefore, could prohibit us from marketing the proposed products.



Some of our technology might infringe on the rights of others, which may prevent us from selling our products


     There is a great deal of litigation regarding patents and other intellectual property rights in the biomedical industry. We were defendants in one action of this kind which we settled prior to 1997. Although patent and intellectual property disputes in the biomedical area are sometimes settled through licensing or similar arrangements, this kind of solution can be expensive, if a license can be obtained at all. An adverse determination in a judicial or administrative proceeding or our failure to obtain necessary licenses could prevent us from manufacturing and selling our products. This would substantially hurt our business.

We face numerous competitors and changing technologies which could make our products obsolete



     Many companies do research and development and market products designed to diagnose conditions based on a number of technologies and are developing additional products using gene-based technologies. Many of these companies have substantially greater capital resources, larger research and development and marketing staffs and facilities and greater experience in developing products than we have. Furthermore, our specific field in which we operate is subject to significant and rapid technological change. Even if we successfully introduce our products or proposed products, our technologies could be replaced by new technologies or our products or proposed products might be obsolete or non-competitive.



The loss of key personnel could adversely affect operations by impairing our research and our efforts to commercialize and license our products



     Our performance is greatly dependent upon our key management including our CEO, Dr. Gerber, and technical personnel and consultants. Our future success will depend in part upon our ability to retain these people and to recruit additional qualified personnel. We must compete with other companies, universities, research entities and other organizations in order to attract and retain highly qualified personnel. Although we have entered into agreements with our key executive officers, we make no guarantee that we will retain these highly qualified personnel or hire additional qualified personnel. We currently maintain no key man life insurance on any of our management or technical personnel.



The value of our common stock could change significantly in a very short time


     The market price of our common stock may fluctuate significantly. For example, in the first quarter of 2000, our stock traded as high as $25.00 and as low as $2.87. The rapid price changes Epoch has experienced recently, and throughout our history, place your investment in our common stock at risk of total loss over a short period of time. We are in the biotechnology industry and the market price of securities of biotechnology companies have fluctuated significantly and these fluctuations have often been unrelated to the companies' operating performance. Announcements by us or our competitors concerning technological innovations, new products, proposed governmental regulations or actions, developments or disputes relating to patents or proprietary rights, and other factors that affect the market generally could significantly impact our business and the market price of our securities.


The price of our common stock could decrease because more shares will be fully tradable



     Sales of substantial numbers of shares of our common stock in the public market could substantially reduce the prevailing market price of our common stock. As of June 28, 2000, 24,859,619 shares of our common stock were outstanding; 1,524,348 shares of our common stock were issuable upon exercise of outstanding warrants at exercise prices ranging from $0.50 to $2.50 per share; and an additional 1,693,250 shares of our common stock were issuable upon exercise of outstanding options at exercise prices ranging from $0.30 to $14.63 per share. Of the outstanding shares of common stock and shares issuable upon exercise of warrants and options, substantially all are freely tradable by the holders of these securities without restriction. If these holders sell a large number of shares of our common stock in the public market, these sales could substantially reduce the prevailing market price of our common stock. To the extent the trading price of our common stock exceeds the exercise price of options or warrants at the time the options or warrants are exercised, the exercise will have a dilutive effect on the other stockholders.

You must rely only on the information presented in this document



     We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction where it is unlawful.


                              YEAR 2000 COMPLIANCE

     We completed remediation programs to deal with year 2000 issues in December 1999. The cost of correcting potential problems was approximately $42,000. Our systems have functioned normally in 2000 and there have been no interruptions of service from suppliers or vendors.

                           FORWARD LOOKING STATEMENTS

     Some of the information included in this prospectus contains forward-looking statements. These statements can be identified by the use of forward-looking terms like "may," "will," "expect," "anticipates," "estimate," "continue," or other similar words. These statements discuss future expectations, projections or results of operations or of financial condition or state other "forward-looking" information. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements we make. These risk factors could cause our actual results to differ materially from those contained in any forward-looking statement. If any of the above risks actually occur, our business could be harmed and the trading price of our common stock could decline.

                          SUMMARY FINANCIAL INFORMATION
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)



     The following table sets forth selected summary financial information for the years ended December 31, 1997, 1998, and 1999, as well as for the three months ended March 31, 1999 and 2000.



                                                                                                         THREE MONTHS ENDED
                                                       YEARS ENDED DECEMBER 31,                               MARCH 31,
                                            ------------------------------------------------      ---------------------------------
                                                 1997             1998               1999             1999               2000
                                            ------------      ------------      ------------      ------------      -------------
STATEMENT OF OPERATIONS DATA:
   Revenue                                  $        188      $        160      $        181      $         95      $         98

   Loss from continuing operations                (3,735)           (5,213)           (4,770)           (1,096)           (1,226)
   Net loss                                       (3,605)           (5,103)           (4,700)           (1,056)           (1,226)
   Net loss per common share - basic
      and diluted                           $      (0.24)     $      (0.34)     $      (0.30)     $      (0.07)     $      (0.06)
                                            =============     =============     =============     =============     =============
   Weighted average common shares
     outstanding - basic and diluted          14,755,462        14,818,960        15,607,934        14,830,435        21,518,898




                                                               DECEMBER 31,                                   MARCH 31,
                                            ------------------------------------------------      -------------------------------
                                                  1997             1998            1999               1999               2000
                                            ------------      ------------      ------------      -------------     -------------
BALANCE SHEET DATA:

   Working capital (deficit)                $      1,124      $       (429)     $      1,052      $     (2,381)     $     17,542
   Total assets                                    1,813               970             2,266             2,142            19,571
   Stockholders' equity (deficit)           $      1,349      $     (3,201)     $        175      $     (4,070)     $     17,334

                           PRICE RANGE OF COMMON STOCK



     On May 10, 2000, our common stock began trading on The Nasdaq National Market under the symbol "EBIO." The information for trades on The Nasdaq National Market are based on the sales price of our common stock. Prior to May 10, 2000, our common stock traded on the OTC Bulletin Board under the symbol "EPPH." Information on the high and low bid prices for the common stock while on the OTC Bulletin Board reflect inter-dealer prices, without retail mark-up, mark down or commission and may not represent actual transactions:



SIX MONTHS ENDED JUNE 30, 2000              HIGH       LOW
                                         ---------  --------
    Second quarter                          $11.19     $4.31
    First quarter                            25.00      2.88

FISCAL YEAR ENDED DECEMBER 31, 1999         HIGH       LOW
                                         ---------  --------
    Fourth quarter                           $3.25     $1.19
    Third quarter                             2.93      1.75
    Second quarter                            3.56      2.00
    First quarter                             2.75      0.52

FISCAL YEAR ENDED DECEMBER 31, 1998         HIGH       LOW
                                         ---------  --------
    Fourth quarter                           $0.72     $0.48
    Third quarter                             0.76      0.57
    Second quarter                            0.93      0.70
    First quarter                             0.94      0.56

FISCAL YEAR ENDED DECEMBER 31, 1997         HIGH       LOW
                                         ---------  --------
    Fourth quarter                           $0.84     $0.47
    Third quarter                             0.75      0.25
    Second quarter                            0.72      0.39
    First quarter                             1.03      0.59




     On June 28, 2000, the last reported sale price for the common stock on The Nasdaq National Market was $9.00 per share. As of June 28, 2000, there were approximately 2,968 stockholders of record of our common stock.

                                 CAPITALIZATION


     The following table sets forth the capitalization of Epoch as of March 31, 2000. The number of shares issued and outstanding does not include 2,020,590 shares of common stock issuable upon the exercise of outstanding warrants at exercise prices ranging from $0.50 to $2.50, and 1,646,166 shares of common stock issuable upon the exercise of outstanding options at exercise prices ranging from $0.30 to $17.44 per share. A discussion of our options can be found on page 31 and our warrants are discussed starting on page 30.



Stockholders' equity:
Preferred stock, par value $.01; 10,000,000 shares authorized;
    no shares issued and outstanding .............................  $         --
Common stock, par value $.01; 50,000,000 shares authorized;
    24,314,511 shares issued and outstanding......................       243,145
Additional paid-in capital .......................................    79,949,843
Deferred compensation expense ....................................       (99,886)
Accumulated deficit ..............................................   (62,759,165)
                                                                    ------------
      Total stockholders' equity .................................    17,333,937
                                                                    ------------
Total capitalization .............................................  $ 17,333,937
                                                                    ------------



                                 DIVIDEND POLICY

     We have not paid cash dividends in the past and do not intend to pay cash dividends in the foreseeable future.

                             SELECTED FINANCIAL DATA
                 (in thousands, except share and per share data)


     You should read the following selected financial and operating data in conjunction with the accompanying financial statements and related notes as of December 31, 1999 and for each of the years in the two year period ended December 31, 1999 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The selected financial data for the years ended December 31, 1997, 1998, and 1999 have been derived from our audited financial statements. The selected financial data for the three months ended March 31, 1999 and 2000 are derived from unaudited financial statements.



                                                                                                   THREE MONTHS ENDED
                                                          YEARS ENDED DECEMBER 31,                       MARCH 31,
                                            ----------------------------------------------     -----------------------------
                                                 1997             1998             1999             1999             2000
                                            -------------     ------------     ------------     ------------     ------------
STATEMENT OF OPERATIONS DATA:
    Product sales and license fees .....    $         --     $         --     $         --     $         --     $         98
    Research contract revenue ..........             188              160              109               95               --
                                            -------------     ------------     ------------     ------------     ------------
    Total revenue ......................             188              160              181               95               98
    Operating expenses:
        Research and development .......           2,682            2,759            2,546              644              734
        General and administrative .....           1,514            2,015            1,414              335              717
                                            -------------     ------------     ------------     ------------     ------------
    Total operating expenses ...........           4,196            4,774            3,960              979            1,451
                                            -------------     ------------     ------------     ------------     ------------
    Operating loss .....................          (4,008)          (4,614)          (3,779)            (884)          (1,353)
                                            -------------     ------------     ------------     ------------     ------------
    Loss from continuing operations ....          (3,735)          (5,213)          (4,770)          (1,096)          (1,226)
                                            =============     ============     ============     ============     ============
    Net loss ...........................    $     (3,605)    $     (5,103)    $     (4,700)    $     (1,056)    $     (1,226)
                                            =============     ============     ============     ============     ============
    Loss from continuing operations per
        common share - basic and diluted    $      (0.25)    $      (0.35)    $      (0.31)    $      (0.07)    $      (0.06)
    Net loss per common share - basic
        and diluted ....................    $      (0.24)    $      (0.34)    $      (0.30)    $      (0.07)    $      (0.06)
    Weighted average shares outstanding
        - basic and diluted ............      14,755,462       14,818,960       15,607,934       14,830,435       21,518,898





                                                        DECEMBER 31,                                       MARCH 31,
                                            ----------------------------------------------     -----------------------------
                                                1997             1998             1999             1999             2000
                                            ------------     ------------     ------------     ------------     ------------
BALANCE SHEET DATA:
    Cash and cash equivalents ..........    $      1,485     $        658     $      1,772     $      1,724     $     18,348
    Working capital (deficit) ..........           1,124             (429)           1,052           (2,381)          17,542
    Total assets .......................           1,813              970            2,266            2,142           19,571
    Accumulated deficit ................         (51,730)         (56,833)         (61,533)         (57,889)         (62,759)
    Total stockholders' equity (deficit)    $      1,349     $     (3,201)    $        175     $     (4,070)    $     17,334

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the financial condition and results of our operations should be read in conjunction with the financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in the forward-looking statement as a result of factors including, but not limited to, those set forth in "Risk Factors" and elsewhere in this prospectus.


     In January 1999, Epoch and PE Biosystems entered into a License and Supply Agreement pursuant to which we licensed some of our technology to PE Biosystems for use in TaqMan(R) 5'-nuclease real-time PCR assays, or tests. Under the terms of the agreement, PE Biosystems' made payments to us of initial fees for licensed technology and proprietary know how, and will make ongoing payments for purchases of chemical compounds as well as royalties on sales of product which use the licensed technology.



     In July 1999, we licensed our proprietary software, which speeds the design of chemical tools used in the study of genes, to PE Biosystems. This agreement increased the scope of the licensing agreement entered into in January 1999 with PE Biosystems to include software that allows for the efficient custom design of Taqman(R) probes, which are chemical compounds which seek out, or "probe" for a specific location on a gene, by the end user. The software is incorporated into PE Biosystems' Primer Express(TM) software which is sold with its 7700 Sequence Detection System. In addition to license fees, we will receive a royalty on all products that PE Biosystems sells which incorporate the software.



     In November 1999, PE Biosystems converted $1,000,000 of prepayments made by it pursuant to the License and Supply Agreement into 400,000 shares of our common stock. In order to secure any unused portion of the purchased product prepayments (up to $450,000), we continued to grant to PE Biosystems a security interest in the patents related to the technology under the terms of a security agreement. The security interest automatically terminates when any unused portion of the purchased product prepayments is $50,000 or less. Although no security interest was granted with respect to the royalty prepayments, if the royalty payments do not become due under the agreement, we will also be required to refund any unused prepayments to PE Biosystems.


     Under the terms of the agreement, if PE Biosystems terminates the agreement upon 60 days written notice to us, or if we terminate the agreement following a material breach by PE Biosystems, PE Biosystems will release its security interest in the patents and forfeit any unused portion of the prepayments. However, if we and PE Biosystems mutually agree to terminate the agreement, or if PE Biosystems terminates the agreement as a result of a material breach by us, then we must reimburse PE Biosystems the difference between the unused portion of the purchased product prepayments and $50,000.


     Through June 2000, we received $2,552,000 under the agreements, $1,000,000 of which was converted to equity in November 1999. A portion of the receipts represent prepayments to be credited against future product purchases and royalty payments.

     We expect to incur substantial operating losses for the next year as we continue research and development spending in applying our synthetic DNA-based technology to the expanding areas of the study of genes, or genomics, and molecular diagnostics.



RESULTS OF OPERATIONS

     The following discussion of results of operations reflects Epoch's diagnostics division as discontinued operations.


Three Months ended March 31, 1999 and 2000



     Product Sales. Product sales represent the sale of specialty probes to end users. The first shipment of these probes was in December 1999.



     License Fees. License fees reflect the amortization of initial payments for the transfer of technology and know how. These amounts are amortized over the life of the contract beginning in the fourth quarter of 1999.



     Research Contract Revenue. Research contract revenue reflects revenue from U.S. government grants and contracts, and subcontracts. The company does not have any active grants at this time.



     Research and Development. The increase in research and development expenses of $89,000 over the comparable 1999 quarter is primarily the result of Epoch's subcontracting support work on research and development to an outside firm in 2000. These expenses totaled $58,000 in the first quarter. The short-term contract was concluded in May 2000. Additional variations in research and development expense are the result of normal business fluctuations.



     General and Administrative. General and administrative expenses increased $382,000 in the quarter ended March 31, 2000 compared to the respective prior year period. The increase in 2000 is primarily the result of:



     - $150,000 in expenses incurred in connection with a warrant call and private placement completed during the quarter.



     - An increase of $65,000 in expenditures associated with the filing of patents over the prior period. In the first quarter of 2000, we incurred $81,000 in fees toward filing patents on new technologies, as compared to $16,000 in the same period of 1999. We believe that these patents, if issued, will improve our proprietary position. There can be no assurance that our patent applications will result in further issued patents or that such issued patents will offer protection against competitors with similar technology. Additionally, there can be no assurance that any manufacture, use or sale of our technology or products will not infringe on patents or proprietary rights of others, and we may be unable to obtain licenses or other rights to these other technologies that may be required for commercialization of the proposed products.



     - An increase over 1999 of $62,000 in compensation related to additional executive personnel.

     -    A rent increase of $22,000.



     -    Increased travel expense of $21,000.



     Further variances in general and administrative expenses between the comparable quarters are the result of normal business fluctuations.



     Interest Income. Interest income in 2000 increased over the comparable prior year period due to higher cash balances available for investment.



     Interest and Financing Expense. Interest and financing expense in 1999 represents the costs associated with the $3,000,000 note payable to a related party, which was repaid in 1999.



     Gain on Disposal. The gain on disposal of discontinued operations represents only that portion of the gain for which cash payments were received during the reporting periods.


Years Ended December 31, 1998 and 1999

     License Fees. License fees reflect the amortization of initial payments for technology and know how transfers. These amounts are amortized over the life of the contract.

     Research Contract Revenue. Research contract revenue reflects revenue from U.S. government grants and contracts and subcontracts.

     Research and Development. Research and development expenses decreased by $214,000 in 1999. This decrease was the result of a reduction in staffing in 1999 from 1998 levels, as well as normal business fluctuations. The reduction in staffing was the result of normal attrition, but due to low financial resources during 1999 the positions were not replaced. With new funding received in the first quarter of 2000, we replaced one of these positions and are actively recruiting for another.

     General and Administrative. General and administrative expenses decreased $600,000 in 1999 from the prior year. The decrease was primarily the result of the expenses incurred in 1998 relative to the abandonment of a proposed facility, which resulted in the recognition of $472,000 in costs during 1998. Also included in 1998 was $88,000 in expenses associated with the move to a new building in Redmond, Washington.

     General legal expense was $55,000 less in 1999 than in 1998. This decrease was the result of fewer business transactions requiring legal counsel. An additional decrease in expenditures resulted from a reduction of filings of patents on new technologies. During 1998, we expended $212,000 for patent filings on new technologies, as compared to $150,000 in 1999. We are presently working on several new patents and this expense is expected to increase in 2000.

     Additional variations in general and administrative expenses are the result of normal business fluctuations.

     Interest Income. Interest income in 1999 is less than 1998 due to lower cash balances available for investment.

     Interest and Financing Expense. Interest and financing expense in the current year increased over the prior year primarily as a result of including the amortization of $818,000 of deferred financing expense in 1999 as compared to $516,000 in 1998. Deferred financing expense in 1999, in addition to the normal amortization, included the charge off of all remaining unamortized amounts when the loan was converted to equity in November 1999.

     Other Income. Other income in 1998 represents payments received from a sub-lease and administrative support agreement. This agreement was terminated in April 1998 and, consequently, there is no income from this source after April 1998.

     Gain on Disposal. The gain on disposal of discontinued operations represents only that portion of the gain for which cash payments were received during the reporting periods.


Years Ended December 31, 1997 and 1998


     Research Contract Revenue. Research contract revenue reflects revenue from U.S. government grants and contracts and subcontracts.

     Research and Development. Research and development expenses increased in total by $77,000 for 1998 over the prior year. This increase is the result of a modest increase in research activity as well as normal business fluctuations.

     General and Administrative. General and administrative expenses increased $501,000 in 1998 over the prior year. The increase was primarily the result of the expenses incurred in the abandonment of a proposed facility which resulted in the recognition of $472,000 in costs during 1998. Also included in 1998 is $88,000 in expenses associated with the move to a new building.

     Our general legal expense was $84,000 more in 1998 than in 1997. This increase was the result of an increase in business transactions requiring legal counsel.

     Offsetting some of the increase in general and administrative expenses in 1998, is a decrease in expenditures for the filing of patents on new technologies. During 1997, we expended $263,000 for patent filings on new technologies, as compared to $212,000 in 1998.

     Additional variations in general and administrative expenses are the result of normal business fluctuations.

     Interest Income. Interest income in 1998 is less than 1997 due to lower cash balances available for investment.

     Interest and Financing Expense. Interest and financing expense in the current year increased over the prior year due to the increase in notes payable of $3,000,000, as well as including the amortization of $516,000 of deferred financing expense incurred in 1998.

     Other Income. Other income in 1997 includes $116,000 received from Saigene Corporation as payment for administrative support functions as well as for rented laboratory and office space. Saigene relocated to separate facilities in April 1998, after which this income ceased.

     In 1996, we disposed of the remaining assets of our discontinued diagnostics division receiving a $1,100,000 note. Collections on the note have been sporadic and, due to uncertainties regarding ultimate collectibility, we have not recognized the receivable and recognize only that portion of the gain for which cash payments are received. At December 31, 1998, the unrecognized balance on the note and the unrecognized gain was $973,000.

PLAN OF OPERATIONS; LIQUIDITY AND CAPITAL RESOURCES


     At March 31, 2000 we had operating cash and cash equivalents of $18,348,000 and stockholder's equity of $17,334,000. We received an additional $1,233,000 in cash from the exercise of warrants in April 2000.



     In February 2000 we received $10 million of private equity financing from the sale of 1,428,577 shares of common stock at $7.00 per share. The $7.00 per share price was determined based upon the 20 day trailing average of the closing price of the stock.



     In February 2000, Epoch exercised the redemption provision on outstanding warrants, which were issued in a private placement in 1996 and a warrant exchange in 1997, representing 3,801,812 shares of common stock. Warrants to purchase approximately 3,305,570 shares of common stock were exercised in the first quarter generating $8,264,000 in cash. An additional 493,192 warrants were exercised in April generating $1,233,000 in cash which will be reflected in second quarter results. There were no warrants exercised in May 2000.



        In addition to the warrant call, the exercise of other miscellaneous warrants generated $54,000 in the first quarter.



     Management estimates that the March 31, 2000 cash balance, coupled with the additional $1,233,000 received in April 2000 from the exercise of additional warrants will be sufficient to operate through 2001.



     Utilizing our current cash balances coupled with anticipated revenues from our licensing agreements, we plan to further develop and verify applicability of our compounds and techniques in the developing fields of molecular diagnostics and genomics, or the study of genes, and to determine how our technology may be exploited.



     We are focused on the development of our products with the goal of entering into additional corporate partnering arrangements to further commercialize our technology. Our working capital requirements may vary depending upon numerous factors including commercialization of our products, the progress of our research and development, competitive and technological advances, relocation expenses and other factors. We anticipate operating this quarter with approximately 28 employees.



     Cash increased by $16,575,810 during the first quarter of 2000 primarily as a result of the net of $10,000,000 received from the private placement and $8,318,000 from the exercise of warrants offset by normal expenditures on operations and the acquisition of $98,000 of capital equipment. The comparable period of the prior year had a cash increase of $1,066,000, the net result of $2,300,000 received from the PE Biosystems license agreement offset by normal operating expenditures and the acquisition of $52,000 of equipment used in research and development.



     Variances in receivables, accounts payable and other accrued liabilities in the first quarters of 2000 and 1999 are the result of normal business fluctuations.


     Cash increased by $1,114,000 from December 31, 1998 to December 31, 1999. The increase was primarily the result of $4,211,000 received from the sale of stock and the exercising of warrants and options to purchase common stock, and $1,552,000 received from PE Biosystems under the license and supply agreement. These receipts were offset by the payment of $431,000 in accrued interest to Bay City, the purchase of $241,000 of capital equipment, and normal expenditures on operations. In the prior year cash decreased $827,000 due to normal expenditures on operations offset by the proceeds of the $3,000,000 loan from Bay City Capital which was repaid in November 1999.

     Prior to September 1998, we had been in negotiations for a lease on approximately 21,000 square feet in the general vicinity of our then current facility in Bothell, Washington. A design build team had been selected and was working on plans for the new space. In September 1998, the project was canceled. Costs for architectural fees and long lead equipment items incurred prior to cancellation of the project were estimated at $472,000, which were included in general and administrative expenses in 1998. Of these expenses, $391,000 remained in accrued liabilities at year end 1998. These accrued obligations were satisfied in 1999.

     Further variances in accounts payable and other accrued liabilities in 1999 and 1998 are the result of normal business fluctuations.

     Cash decreased by $827,000 from December 31, 1997 to December 31, 1998 due to normal expenditures on our operations, offset by the proceeds of a $3,000,000 loan received from Bay City Capital which was originally due in February 2000. The comparable period of the prior year, December 31, 1996 to December 31, 1997, had a cash decrease of $3,405,000 due to normal expenditures on our operations.

                                    BUSINESS

EPOCH PHARMACEUTICALS


     Epoch Pharmaceuticals, Inc. is developing and commercializing unique, proprietary technologies to enhance the study of genes. Epoch scientists are applying their expertise in nucleic acid chemistry to develop products that improve current methods of studying the genetic sequence, or genomes, of humans, animals and plants. Our technology is based on our expertise in DNA chemistry, which allows us to design, synthesize and modify oligonucleotides, or synthetic DNA strands, that more selectively bind to and interact with the gene being studied, which is called the target gene. Using our DNA technology, Epoch is developing molecular tools and chemical compounds for improved genetic sequence analysis.



     Previously, we discovered that we could adapt chemical compounds and techniques we were developing for our therapeutic gene modification program to several gene sequencing analysis systems currently in use or being developed by others. Our technology has broad application potential in the developing fields of molecular diagnostics and genomics, or the study of genes, including the detection of infectious diseases, inheritable diseases through prenatal testing, screening populations to identify markers in genes that correlate with disease risk or drug response, as well as any other genetic analysis based on DNA sequence determination.



     Our technologies are compatible with many of the genetic analysis systems currently in use or that are in development. Just as microprocessors are found in essentially all electronic appliances, our chemistries and technologies have the potential to be incorporated in all genetic analysis systems.



BACKGROUND


     Nucleic acids are found in all living organisms and are the sole carriers of the genetic code that specifies an organism's makeup. There are two types of closely related nucleic acids, deoxyribonucleic acid or DNA and ribonucleic acid, or RNA. DNA carries the permanent genetic information for construction of all proteins in higher living organisms, while RNA carries a temporary copy of this information to direct protein synthesis. Proteins perform most of the normal physiological functions of living organisms, and aberrant production or activity of proteins may cause numerous diseases.



[GRAPHIC]
Figure 1.  Segment of Double-Stranded DNA Showing the Base Pair Relationship



     DNA is comprised of two linear strands that are formed in a double helix. Each strand is a sequential array of four nucleotide bases: adenine (A), guanine
(G), thymine (T) and cytosine (C), which are linked together in DNA by a sugar and phosphate backbone. Every gene contains unique sequences of these bases and it is these unique sequences that constitute the genetic information or code which guides all cellular processes. The two chains, or strands, normally comprising DNA are held together by chemical attractions between opposing paired bases according to the following rules: A always pairs with T, G always pairs with C. Figure 1 is a schematic diagram of double-stranded DNA showing this highly specific interaction between the bases in the two strands. This process of base pairing, called hybridization, can occur between DNA strands of any size, as long as the paired segments are matched correctly. Hybridization can also occur between a DNA strand and a complementary RNA strand or two complementary RNA strands. RNA occurs in several forms in cells, and each of these forms has a different function. Messenger RNA, or mRNA, is copied, or transcribed, from the DNA comprising a gene and carries the genetic code which is translated into the proteins synthesized by the cell. Transfer RNA, or tRNA, transports the necessary building block amino acids to ribosomes, which are complex intracellular structures where protein synthesis occurs through the "translation" of the mRNA message. Ribosomal RNA, or rRNA, functions to bring mRNA and tRNA together so protein synthesis can occur. The process of transcription and translation, which results in protein synthesis, is called gene expression.



     Synthetic DNA strands are well suited for development as pharmaceuticals and diagnostic probes because they can be designed to bind selectively to, and inhibit or inactivate specific sequences in DNA, RNA or the proteins they produce. Our expertise in the chemistry, design and synthesis of synthetic DNA strands forms the basis of our research and development activities on compounds and techniques for gene sequencing analysis.


OVERVIEW


     Genetic analysis has become the most important laboratory tool in the life sciences. The massive effort to sequence the human genome is paralleled by projects to sequence the genomes of infectious organisms, research animals, including yeast, fruit flies, worms and rats, and important food crops and animals. It is estimated that over $3 billion was spent worldwide in 1999 on industrial and academic research to understand human gene function. This research effort is revolutionizing the pharmaceutical and diagnostic industries, as well as the fields of crop science, animal breeding and veterinary medicine. In the area of human health, genetic analysis promises to identify the mutations that cause hereditary diseases, to elucidate the genetic events that lead to cancer and determine the relative malignancy of tumors, and to identify our individual risk for developing chronic illnesses like heart disease and arthritis.



     This future promise of genetic analysis and a rapid surge in research activity has created a demand for new technologies and systems to accelerate the pace and accuracy of genetic research. Techniques to study gene expression levels and detect differences in gene sequences are rapidly evolving. As the amount of data being generated grows, the demand for simple, accurate, high throughput formats is increasing. New technologies are generating great interest, such as primer extension, which is a DNA analysis system being developed by Orchid Biocomputer, and the Invader(TM) test which eliminates the need for PCR, being developed by Third Wave Technologies.



     We have developed chemical compounds that broadly facilitate genetic analysis. Our chemistries include minor groove binders, modified nucleotides, novel fluorescent molecules and non-fluorescent quenchers, and a unique chemistry to attach synthetic DNA strands to solid surfaces. These chemical compounds enhance methods to measure gene expression and to detect missing nucleotides, a condition called single nucleotide polymorphisms, or SNPs. They are compatible with multiple technologies, including PCR and alternative nucleic acid amplification technologies. Our technologies have multiple formats, including high throughput systems and microtiter plate formats, and they can be used in solution-based or solid phase reactions, including microarrays.



     We are seeking partners and collaborators who are interested in improving the speed, accuracy, and simplicity of their tests and applications by using our proprietary nucleic acid-related chemistries. We have a strategic partnership with PE Biosystems, where our technology is being incorporated into

PE's TaqMan 5'-nuclease real-time PCR assays, or tests. Other partners are being sought to commercialize products for genetic analysis that incorporate our technologies.


GENETIC ANALYSIS OVERVIEW


     As of June 2000, the Human Genome Project and Celera announced that they had sequenced the entire human genome of over 3 billion base pairs. At the same time, Incyte Pharmaceuticals and Human Genome Sciences have identified partial sequences for the majority of human genes.


     Sequencing the human genome has been likened to the discovery of the elements and their arrangement in the periodic table: it only reveals the underlying structure and order of the system. When the human genome has been completely sequenced, we will know how many genes our chromosomes contain and where the genes are located on the chromosomes. However, that information will generate many more questions than it will answer. Searching for the answers to those questions will result in a rapid growth in the field of genetic analysis, with a parallel growth in technologies and products that facilitate that effort.

     Among the most important issues that genetic research will address in the next few decades are:

     - How does our genetic diversity - the differences in the sequence of the four bases that make up our DNA - affect our response to drugs, and contribute to our susceptibility to chronic diseases, including cancer and cardiovascular disease?

     - How do differences in the expression of genes in our various tissues affect development and contribute to health and illness?


SNP detection


     Our genetic material is made up of nucleotide bases that are formed into chains that comprise the DNA of our chromosomes. The sequence of the four nucleotides (A,G,T,C) determines our genetic makeup. Differences in this sequence, in large part, determine the uniqueness of each individual. Sites in the sequence which differ due to inheritance are called allelic polymorphisms. One type of polymorphism is due to a single change in the genetic DNA sequence so that one nucleotide is substituted. These single base polymorphisms, or SNPs, are stable, inherited and occur frequently enough along our DNA so that they can be used to generate a "map" of sequence differences. This map can be used to localize traits, such as, hypertension, diabetes or, sensitivity to therapeutic drugs by identifying SNPs that occur at a higher frequency in individuals with the trait than those without the trait. Knowing where the SNPs associated with the trait occur, one can look for nearby genes responsible for the trait, thus leading to a genetic understanding of the trait and directing efforts for treatment. Some SNPs have been shown to cause disease, or associate with risk for disease or adverse drug response. Presumably, a high proportion of genetically controlled disease will be caused by or associated with SNPs. Research on SNPs has proceeded in two phases, (1) discovery by comparing DNA sequences of different individuals and (2) analysis by studying populations with or without a given trait. The second phase requires testing thousands of SNPs in hundreds of individuals and requires accurate, high through put testing methods using systems like those developed at Epoch.


Gene expression

     How gene expression affects development and contributes to health and illness is being addressed by comparing the level of expression of genes in different tissues, in healthy versus diseased tissues, and at different times during development. This approach has been accelerated by the development of DNA microarrays, or biochips, which contain hundreds or thousands of sites on their surface to which messenger RNAs expressed by different genes will bind, allowing their relative levels to be tested and measured.


     Today, genetic analysis is primarily a research activity carried out in thousands of academic, industrial, and government laboratories. Within a few years, these analyses will be used not only in research, but also in doctors' offices and clinics, on farms and ranches, at food-processing plants, in factories, at crime scenes, and on the battlefield. Simple, inexpensive DNA tests have a future in almost every aspect of everyday life.


HYBRIDIZATION TESTS



     Essentially all of the technologies and products useful for genetic analysis rely on the binding of two single strands of nucleic acid to form a double-stranded duplex in a process known as hybridization. The four bases, or nucleotides, that make up the two strands bind to each other selectively - A to T, and C to G. The bond between the strands is most stable if the sequence of the bases on the two strands is perfectly complementary. For example, an A on one strand is positioned across from and binds to a T on the other strand.



     This property is exploited in the design of hybridization tests, which use a synthetic DNA strand, or probe, to bind to a target DNA strand that is being detected. If the sequences of the two strands are perfectly complementary, the combination remains stable at an elevated temperature. If they are not, the strands separate, or dissociate. The test is designed to detect the presence of the bound, or hybridized, nucleic acid target.



     One of the greatest challenges facing scientists in developing hybridization tests is that the sequence of the target DNA can complicate the design and hybridization temperature of the probe. The process of choosing the optimum region on the target strand to which to design the probe to can be time-consuming and tedious. In multiplex formats, where multiple targets are being probed in the same test, designing probes that hybridize to their target at similar temperatures can further complicate the problem.



     Our technologies facilitate genetic analysis by making the process of hybridization more efficient, hybridization tests simpler to design, and detection of the hybridized product easier.



DIAGNOSTIC RESEARCH AND DEVELOPMENT


     A probe molecule is designed to be complimentary to a unique sequence of bases in the DNA or RNA of the target cell or organism. Probing is usually done with short pieces of DNA, or synthetic DNA strands, of known sequence. However, short synthetic DNA strands do not form very stable duplexes, and longer synthetic DNA strands can form stable duplexes that have mismatches leading to errors in the sequence. The ability to overcome these problems is the key to our technology.



     Some naturally occurring antibiotics have a shape that allows them to "fold" into the "minor groove" of the DNA helix. We have found that we can direct these "minor groove binders" or MGBs, to a specific target site by coupling it to a short synthetic DNA strand. Experiments have shown that after the probe binds to its complement, the MGB folds into the minor groove of the duplex formed by the synthetic DNA strand and its complement, and the MGB- synthetic DNA strand duplex could not be separated at temperatures that would normally separate the two strands. When the MGB was coupled to synthetic DNA strands as short as seven nucleotides, the duplex formed with its complement was stable at temperatures 15(degrees) to 30(degrees)C higher than non-MGB synthetic DNA strands. However, the duplex was stabilized to this extent only if a duplex with no mismatches was formed. This finding enabled us to develop MGB- synthetic DNA strands into DNA sequence probes that we believe offer the best solutions yet found for the following situations:



     - Single base mismatch discrimination at high temperatures with short synthetic DNA strands;



     - Sequence-independent leveling of synthetic DNA strand hybrid stability;


     -    Sequence specific inhibition of PCR.


     We believe that the ability of synthetic DNA strands to precisely bind to matching DNA sequences will have broad use in the developing fields of molecular diagnostics and the study of genes. Applications that could benefit from improved hybridization sensitivity include:


     -    Sensitive detection of mutations by PCR or hybridization;

     - Identifying infectious organisms including genotyping and quantitating HIV viruses resistant to reverse transcriptase or protease inhibitors; and

     - Diagnosing and determining the prognosis of cancers and their therapies.


SALES AND MARKETING



     We have no recent experience in marketing products and anticipate that we will seek to enter into collaborative arrangements with companies to market our products. We entered into a license agreement for some of our technology with the PE Biosystems division of PE Corporation in January 1999. There is no guarantee that we will be able to enter into any additional collaborative arrangements on favorable terms or at all.


MANUFACTURING AND SUPPLY


     We believe that raw materials and other components are available in sufficient quantities to meet production requirements. Our current plan for operations is to produce chemical reagent products, or compounds, and small quantities of synthetic DNA products in our Redmond, Washington facility. The longer-term plan for operations is to enter into collaborative arrangements with other companies to manufacture our synthetic DNA products. To date, we have not entered into any collaborative arrangements for any proposed products and there can be no assurance that we will be able to enter into any arrangements of this kind on favorable terms if at all.


RESEARCH AND DEVELOPMENT


     We conduct the majority of our research and development activities through our own staff and facilities. We have assembled a scientific staff with a variety of complementary skills in a broad range of advanced research technologies. As of March 31, 2000, we had 20 employees engaged in research and development, including 12 with Ph.D.'s. These 20 employees were engaged in research and development related to technology applications. Our in-house research and development efforts are focused primarily on the development of DNA probes, probe labeling and detection techniques and development of chemical compounds.


     In addition to our in-house research programs, we collaborate with academic and research institutions to support research in areas of interest to us.

     Research and development expenses totaled approximately $2,759,000 for 1998 and $2,546,000 for 1999.

PATENTS AND PROPRIETARY TECHNOLOGY

     Our core technologies are covered by seven issued patents, two applications with notices of allowance from the US Patent Office, and we have filed eight additional patent applications. To our knowledge, there are no competing patents on our technology. The expiration dates of these patents range from January 2010 to June 2015.

     The patent position of biomedical companies, including our own, is uncertain and may involve complex legal and factual issues. Consequently, we do not know whether any of our patent applications will result in the issuance of any further patents, or whether issued patents will provide significant proprietary protection or will not be circumvented or invalidated. We cannot be certain that we were the first creator of inventions covered by pending patent applications or that we were the first to file patent applications for these inventions, largely because patent applications in the U.S. are maintained in secrecy until patents issue, and because publications of discoveries in the scientific or patent literature tend to lag behind actual discoveries by several months. Moreover, we may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine the priority of inventions, which could result in substantial costs. We cannot provide assurance that our patent applications will result in further issued patents or that our issued patents will offer protection against competitors with similar technology. Additionally, we cannot provide assurance that any manufacture, use or sale of our technology or products will not infringe on patents or proprietary rights of others, and we may be unable to obtain licenses or other rights to these other technologies that may be required for the commercialization of our proposed products.

     We require our employees, consultants and advisors to execute confidentiality agreements upon the commencement of an employment or consulting relationship with us. Each agreement provides that all confidential information developed or made known to the individual during the course of the relationship will be kept confidential and not disclosed to third parties except in specified circumstances. In the case of employees, the agreements provide that all inventions conceived by an individual shall be our exclusive property, other than inventions unrelated to our business and developed entirely on the employee's own time. We cannot provide assurance, however, that these agreements will provide meaningful protection or adequate remedies for misappropriation of trade secrets in the event of unauthorized use or disclosure of this information.

COMPETITION


     Competition in the development and marketing of diagnostics and genomics, including the detection of diseases using a variety of technologies is intense. There are many pharmaceutical, diagnostic and biotechnology companies, public and private universities and research organizations engaged in similar research and commercialization. Most of these organizations have financial, manufacturing, marketing and human resources greater than ours.

EMPLOYEES


     As of March 31, 2000, we had 25 full-time employees, of which 20 were devoted to research and development activities, and 5 were devoted to general and administrative activities. We believe we have been successful in attracting skilled employees with experience in the biomedical industry, but we cannot provide assurance that we will continue to do so in the future. None of our employees is covered by a collective bargaining agreement. Management considers relations with its employees to be good.


PROPERTIES

     Our principal administrative office and research laboratories are located in Redmond, Washington, where we sub-lease and occupy approximately 13,000 square feet. The current lease term will expire in April 2000, after which the lease will continue on a month-to-month basis with a 120 day notification of termination by either party.


     In February 2000 we entered into a 12-year non-cancelable lease for a 25,000 square foot facility in Bothell, Washington. We anticipate completing tenant improvements on approximately 19,000 square feet of this space with the remaining 6,000 reserved for future growth. Tenant improvements began in June 2000 and we intend to occupy the new facility late in 2000.


     We cannot provide assurance that we will be able to relocate to the new facilities, to manage the relocation successfully or that the relocation will not significantly disrupt our operations.

LEGAL PROCEEDINGS

     We are not a party to any material legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

          Our directors and executive officers are as follows:

NAME                         AGE    POSITION
----                         ---    --------
Fred Craves, Ph.D            54     Chairman of the Board of Directors
Richard L. Dunning           54     Director
William G. Gerber, M.D       54     Chief Executive Officer and Director
Herbert L. Heynecker, Ph.D   56     Director
Kenneth L. Melmon, M.D       66     Director
Riccardo Pigliucci           53     Director
Sanford S. Zweifach          44     President, Chief Financial Officer, Secretary and Director



     Dr. Craves joined Epoch as Chairman of the board of directors in July 1993 and became Chief Executive Officer in April 1994. In September 1999, Dr. Craves turned over the duties of Chief Executive Officer to Dr. Gerber, who joined Epoch in September 1999. Dr. Craves will continue as the Chairman of the board of directors. Since January 1997, Dr. Craves has been Chairman of Bay City Capital, a merchant bank specializing in life sciences. From January 1994 until January 1997, Dr. Craves was a principal of the consulting firm, Burrill & Craves. From January 1991 to May 1993, he was President and Chief Executive Officer of Berlex Biosciences, a division of Schering A.G., and Vice President of Berlex Laboratories, Inc., the U.S. subsidiary of Schering A.G. From 1981 to 1982, Dr. Craves was Chief Executive Officer and, from 1982 to June 1990, was Chairman, Chief Executive Officer and President of Codon, a biotechnology company. Following Codon's acquisition by Schering A.G., Dr. Craves was President and Chief Executive Officer of Codon from June 1990 to December 1990. From 1981 to 1983, Dr. Craves was also a co-founder and director of Creative BioMolecules. From 1979 to 1981, he was a sales and marketing representative for Millipore Corporation. Dr. Craves received his Ph.D. in Pharmacology and Experimental Toxicology from the University of California, San Francisco. Dr. Craves is also Chairman of the board of directors of NeoRx Corporation and a director of Incyte Pharmaceuticals, Inc, EOS and Medarex, Inc.

     Mr. Dunning has been a Director of Epoch since October 1996. Since April 1996, Mr. Dunning has served as the President and Chief Executive Officer of Nexell Pharmaceuticals, Inc., and was elected to the board of directors of Nexell in May 1999. From 1991 to 1996, Mr. Dunning served as Executive Vice President and Chief Financial Officer of the Dupont Merck Pharmaceutical Company. Mr. Dunning also serves as a director of Endorex Corp.

     Dr. Gerber has served as Chief Executive Officer of Epoch Pharmaceuticals, Inc. since September 1999. From April 1998 until July 1999, Dr. Gerber served as President and Chief Executive Officer of diaDexus LLC, a joint venture established by Incyte Pharmaceuticals and SmithKline Beecham to apply genomic information and technologies to the discovery of novel diagnostic products. Dr. Gerber served as Vice President and Chief Operating Officer of Onyx Pharmaceuticals, a biotechnology firm involved in the discovery of novel cancer therapeutics from June 1995 until April 1998; as President of Chiron Diagnostics from December 1991 until June 1995. Previously, he was Senior Vice President and General Manager of the PCR Division with Cetus Corporation. Dr. Gerber also has medical practice and managerial experience in emergency medicine and founded an urgent care center management company. He served on and was President of the board of Medical Quality Assurance, State of California. He received his M.D. and B.S. from the University of California, San

Francisco Medical Center after attending Dartmouth College. Dr. Gerber is also on the board of directors of Sangamo BioSciences, Inc.


     Dr. Heyneker is the Chief Technology Officer and a founder of EOS Biotechnology, Inc., a company focused on drug target discovery, where he has been since its inception in 1997. Prior to joining EOS, Dr. Heyneker was involved with Array Technologies, Inc., a company devoted to the development of oligonucleotide and cDNA arrays, which he co-founded in 1996. From 1994 to 1996, Dr. Heyneker served as Chairman of the board of ProtoGene Laboratories, Inc. which he co-founded. Dr. Heyneker was also a founder and Chief Executive Officer of GlycoGen, Inc., which later merged with Cytel Corporation. Dr. Heyneker became the first Vice President of Research of Genecor International, Inc., a joint venture between Genetech and Corning, after joining Genetech as a senior scientist in 1978. He is a Director of IntroGene, B.V., Chairman of the scientific advisory board of Pharming, B.V., and as advisor for Genencor and Energy Biosystems Corp. Dr. Heyneker received his undergraduate degree and Ph.D. from the University of Leiden, The Netherlands.


     Dr. Melmon has been a Director of Epoch since November 1991. Dr. Melmon is Professor of Medicine at Stanford University School of Medicine, where he joined the faculty in 1978. He was previously on the faculty at the University of California, San Francisco, specializing in clinical pharmacology. He is a member of the Institute of Medicine-National Academy of Sciences, and a past president of the American Federation for Clinical Research and the American Association of Clinical Investigation. He holds an M.D. from the University of California Medical Center. He is also on the board of directors of Vysis.


     Mr. Pigliucci became a director of Epoch in February 2000. Mr. Pigliucci is Chairman and Chief Executive Officer of Discovery Partners International, a San Diego, CA-based corporation providing platforms, services, and information to augment the internal drug discovery efforts of pharmaceutical and biopharmaceutical companies. Before joining Discovery Partners, Mr. Pigliucci was Chief Executive Officer of Life Sciences International PLC from 1996 to 1997, a global supplier of scientific equipment and consumables to research, clinical and industrial markets based in London, England. Prior to that, during a 23-year career at the Perkin-Elmer Corporation, he held numerous management positions including President and Chief Operating Officer. Mr. Pigliucci received his degree in Chemistry in Milan, Italy and is a graduate of the Management Program of Northeastern University, Boston, Massachusetts. Mr. Pigliucci is director of Biosphere Medical and Dionex Corporation and a trustee of The Worcester Foundation for Biomedical Research.


     Mr. Zweifach joined Epoch in January 1995 as President and Chief Financial Officer. From July 1994 to September 1994, and since September 1996, Mr. Zweifach also served as a director of Epoch. Mr. Zweifach has served as the Chief Financial Officer since 1997, and as the Managing Director since January of 1999 of Bay City Capital. Mr. Zweifach previously served as a Managing Director of The Olmsted Group, L.L.C., a merchant-banking firm since January 1995. Mr. Zweifach was a Managing Director of D. Blech & Co. from 1991 to September 1994, and prior to 1991, he was a Vice President of J.S. Frelinghuysen & Co., Inc., a risk capital and merchant banking firm. He is a Certified Public Accountant and holds an M.S. in Human Physiology from the University of California, Davis.

     Dr. Craves and Mr. Zweifach are also employed by other entities and, although they devote a substantial portion of their time to Epoch, they also devote a portion of their time to their positions at the other entities. Both Dr. Craves and Mr. Zweifach have been engaged by Epoch pursuant to Consulting Agreements.

EXECUTIVE COMPENSATION

     The following table sets forth summary information concerning compensation paid or accrued by us for services rendered during 1997, 1998 and 1999, to our Chief Executive Officer, and our other executive officers:



                                   SUMMARY COMPENSATION TABLE


                                                                                          Long Term
                                                                                        Compensation
                                                Annual Compensation                        Awards
                                    -------------------------------------------------   ------------
                                                                                        Securities
        Name and                                                      Other Annual      Underlying        All Other
   Principal Position               Year    Salary ($)   Bonus ($)    Compensation ($)   Options (#)      Compensation
   ------------------               ----    ----------   ---------    ----------------   -----------      ------------
Fred Craves                         1999    $100,000    $      --    $     --                --            $      --
    Chairman of the Board           1998     100,000           --          --                --                   --
       of Directors                 1997     100,000                       --                --                   --

William G. Gerber
    Chief Executive Officer 1999              78,688           --          --           100,000                   --

Sanford S. Zweifach                 1999     135,000           --          --                --                   --
    President and                   1998     135,000           --          --                --                   --
      Chief Financial Officer       1997     140,625           --          --                --                   --




OPTION MATTERS

        The following table sets forth the options granted to those persons listed in the summary compensation table above. Options granted have a term of 10 years, and are subject to earlier termination in some situations related to termination of employment.

                               OPTION GRANTS IN LAST FISCAL YEAR
                                      (INDIVIDUAL GRANTS)
------------------------------------------------------------------------------------------------
                         Number of Securities     % of Total Options     Exercise
                          Underlying Options     Granted to Employees      Price     Expiration
NAME                          Granted              in Fiscal Year       (%/Share)      Date
----                     --------------------    --------------------   ----------   -----------

William G. Gerber              100,000                    14.3%            $1.87      9/8/2009



     Dr. Gerber was granted options to purchase 100,000 shares of common stock in September 1999 when he accepted the position of Chief Executive Officer. The shares vest monthly over 12 months and have an exercise price of $1.87.



     Dr. Gerber was granted options to purchase 100,000 shares of common stock in May 2000. The shares vest monthly over 24 months and have an exercise price of $7.25.


     The following table includes the number of shares covered by both exercisable and unexercisable stock options as of December 31, 1999. Also reported are the values for "in the money" options which represent the positive spread between the exercise prices of any of the existing stock options and the fiscal year end price of our common stock at $3.25 per share.

                               AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                                    AND FISCAL YEAR-END OPTION VALUES
--------------------------------------------------------------------------------------------------------------
                                                                  Number of                     Value of
                                                              securities underlying        unexercised in-the-
                                                              unexercised options/           money options/
                                                              SARs at FY-end (#)           SARs at FY-end ($)
                        Shares acquired        Value             Exercisable/                Exercisable/
Name                    on  exercise (#)     realized ($)         Unexercisable              Unexercisable
----                    ----------------     ------------     ---------------------         ------------------


Fred Craves                160,741           $ 246,482            616,666 / 0                 458,332 / 0

William G. Gerber               --                  --            33,333 / 66,667             43,666 / 87,334

Sanford S. Zweifach             --                 --            101,250 / 0                  278,438 / 0


     Dr. Craves exercised 160,741 warrants in December 1999 at a total price of $75,000.

CONSULTING AGREEMENTS

     In July 1993, Epoch entered into a one-year consulting agreement with Dr. Craves. The agreement has been extended for successive one year periods and the agreement is currently in effect through February 28, 2001 at a rate of $7,500 per month.

     In January 1995, Epoch entered into a consulting agreement with Mr. Zweifach. The agreement has been extended for successive one year periods and the agreement is currently in effect through February 28, 2001 at a rate of $7,500 per month.

     Dr. Melmon also serves as a consultant to Epoch and as a member of our Scientific Advisory Board and receives compensation in those capacities.

DIRECTORS' COMPENSATION

     Epoch pays all non-employee directors a fee of $1,000 for each board of directors meeting attended in person. In July 1993, we adopted a Non-Employee Directors Option Plan pursuant to which each non-employee director (except Dr. Craves) was granted a fully-vested 10-year option to purchase 10,000 shares of common stock at an exercise price of $4.00 per share. In addition, upon each anniversary of the inception of the Directors Plan each non-employee director receives fully-vested 10-year options to purchase 5,000 shares of common stock at the then current fair market value. Non-employee directors who join the board of directors will receive, upon each anniversary of joining the board of directors, fully-vested 10-year options to purchase 5,000 shares of common stock at the then current fair market value.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

BAY CITY CAPITAL BRIDGE LOAN

     In November 1999, Epoch concluded $7 million of private equity financing. Bay City Capital LLC, San Francisco, California, participated in the financing by paying $1 million in cash and converting their $3 million note to equity.

     Bay City Capital, which manages BCC Fund I, is a merchant banking partnership that was formed by The Craves Group and The Pritzker Family business interests. The founding partner of The Craves Group, Fred Craves, Ph.D., is the Chairman of Epoch. Sanford S. Zweifach, Epoch's President and Chief Financial Officer, is also a Managing Director and Chief Financial Officer of Bay City Capital.

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth information as of June 30, 2000 about the beneficial ownership of Epoch's common stock by each stockholder known by us to be the beneficial owner of more than 5% of Epoch's common stock, as well as each director, each of the executive officers named in the summary compensation table, and all executive officers and directors as a group. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in this table have sole voting and investment power with respect to all shares of common stock.



                                       NUMBER OF SHARES
                                      BENEFICIALLY OWNED,
                                    SUBJECT TO WARRANTS OR
                                           OPTIONS
                                     EXERCISABLE WITHIN 60        NUMBER OF SHARES           PERCENTAGE OF
NAME AND ADDRESS                     DAYS OF JUNE 30, 2000       BENEFICIALLY OWNED       OUTSTANDING SHARES
----------------                     ---------------------       ------------------       ------------------
Grace Brothers Ltd.                               --                 5,249,693                  21.1%
    1560 Sherman Avenue
    Evanston, Illinois  60201

Fred Craves, Ph.D.(1)                        700,000                 3,868,241                  15.1%

Bay City Capital, LLC(2)                          --                 2,880,000                  11.6%
    750 Battery Street, Suite 600
    San Francisco, CA  94111

Richard L. Dunning(3)                         15,000                   472,143                   1.9%

Nexell Therapeutics, Inc.                         --                   457,143                   1.8%
    9 Parker
    Irvine CA 92618

Sanford S. Zweifach(4)                       101,250                   126,250                  *

William G. Gerber, M.D.                      104,168                   104,168                  *

Kenneth L. Melmon, M.D.                       85,999                    85,999                  *

Herbert L. Heyneker, Ph.D.                        --                       602                  *

All executive officers and                 1,006,417                 1,320,260                  5.1%
    directors as a group
    (6 persons)(5)



    * Less than one percent
------------------


(1) Includes warrants to purchase 83,334 shares which are held by Burrill & Craves, of which Fred Craves is a general partner. Also includes 2,880,000 shares which are held by Bay City Capital, LLC. See footnote (2). Fred Craves disclaims beneficial ownership of the Bay City Capital shares except to the extent of his pecuniary interest in Bay City Capital, LLC.


(2) Represents 2,880,000 shares held by Bay City Capital Fund I, L.P. Bay City Capital, LLC, the general partner of Bay City Capital Fund I, L.P., is a merchant banking partnership formed by The Craves Group and The Pritzker Family business interest. Fred Craves, Ph.D., the chairman of Epoch, is the majority owner and controlling person of The Craves Group. By virtue of their status as members of Bay City Capital, LLC, each of The Craves Group and The Pritzer Family may be deemed the beneficial owner of all of the shares held of record by Bay City Fund I, L.P. (the "Bay City Shares"). By virtue of his status as the majority owner and controlling person of The Craves Group, Fred Craves may also be deemed a beneficial owner of the Bay City Shares. Each of The Craves Group, The Pritzker Family and Fred Craves disclaims beneficial ownership of any Bay City Shares except to the extent, if any, of their actual pecuniary interest in those shares.


(3) Includes 457,143 shares of common stock which are held by Nexell Therapeutics, Inc., of which Richard L. Dunning is the Chairman and CEO. Richard L. Dunning disclaims beneficial ownership of these shares of common stock except to the extent of his pecuniary interest in Nexell Therapeutics, Inc.

(4) Includes 15,000 warrants with a strike price of $.50 were exercised on January 18, 2000.

(5) Includes directors' and executive officers' shares listed above. Excludes 2,880,000 warrants and the shares underlying these warrants held by Bay City Capital LLC. Excludes 457,143 shares of common stock held by Nexell Therapeutics, Inc.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


     Epoch's authorized capital stock consists of 50,000,000 shares of common stock, $.01 par value per share, and 10,000,000 shares of preferred stock, $.01 par value per share, with those rights as our board may determine. As of June 30, 2000, there were 24,859,619 shares of common stock outstanding held of record by approximately 2,968 stockholders, 1,524,348 warrants, held of record by approximately 11 warrant holders, and 1,693,250 options to purchase common stock. There are no shares of preferred stock outstanding.


COMMON STOCK

     The holders of outstanding shares of our common stock are entitled to receive dividends out of legally available assets when and in the amount that our board of directors may, from time to time, determine. Each stockholder is entitled to one vote for each share of common stock held and there is no cumulative voting in the election of directors. The common stock is not entitled to preemptive rights and is not subject to redemption or conversion. Upon our liquidation, dissolution or winding-up, our assets legally available for distribution to stockholders are distributable ratably among the holders of the common stock after payment of other claims of creditors. All outstanding shares of common stock are, and the shares of common stock to be issued pursuant to this offering will be, validly issued, fully paid and non-assessable.

PREFERRED STOCK

     Our board of directors has the authority to issue up to 10,000,000 shares of preferred stock, $0.01 par value, and to fix the rights, preferences, privileges and restrictions, including voting rights, of those shares without any future vote or action by our stockholders. The rights of the holders of the common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock, thus delaying, deferring or preventing a change in our company's control. Furthermore, the preferred stock may have other rights, including economic rights senior to the common stock, and, as a result, the issuance of preferred stock could significantly hurt the market value of our common stock. We have no present plans to issue shares of preferred stock.

EXCHANGE WARRANTS


     In June 1997, an exchange of warrants was completed, with 2,603,825 public warrants being exchanged for 1,301,912 of the exchange warrants. As of June 30, 2000, 1,250 exchange warrants remained outstanding. The following discussion of the material terms and provisions of the exchange warrants is qualified in its entirety by reference to the detailed provisions of the exchange warrant agreement between us and American Stock Transfer & Trust Company, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is part. Any outstanding and unexercised public warrants expired on September 29, 1998.



     Each exchange warrant entitled the holder to purchase at any time until June 20, 2001 one share of our common stock at an exercise price of $2.50 per share. The exercise price of the exchange warrants and the number of shares of common stock underlying the exchange warrants are subject to adjustment for stock splits, stock dividends and similar events. The exchange warrants did not contain anti-dilution provisions relating to issuances or sales of common stock at prices below the exercise price or the then prevailing market price of the common stock.



     In February 2000, we exercised the redemption provision on these warrants which was that we could redeem the exchange warrants, in whole but not in part, at our option at any time after eighteen months from the date the exchange warrants were issued upon not less than 30 days' nor more than 60 days' notice, at a price of $.05 per warrant, providing the market price of our common stock has been at least $3.75 for 20 consecutive business days ending within 15 days of the date of the notice of redemption. For purposes of redemption of the exchange warrants, the market price of a share of common stock on any date would be the last sale price (or highest reported bid price if the stock is not traded on a national securities exchange or The Nasdaq National Market) on that date.



     As of April 17, 2000, 1,298,762 of these warrants had been exercised which generated $3,246,905 in cash. Those 3,050 exchange warrants which were not exercised are no longer exercisable and anyone still holding an exchange warrant is now only entitled to the redemption price. In June 2000, 1,800 of the expired exchange warrants were redeemed for $0.05 per warrant, or $90 total.


PRIVATE PLACEMENT WARRANTS

     In June 1996, we completed a private placement of units, each unit consisting of one share of our common stock and one warrant to purchase 0.5 shares of our common stock. We sold a total of 5 million units, for an aggregate purchase price of $5 million to institutional and accredited individual investors. The term of the warrants was five years, and they were exercisable at $2.50 per share (or $1.25 per 0.5 shares). Each warrant was redeemable by us at any time after eighteen months from the date issued at $0.05 per warrant, provided that the closing trading price per share of common stock had been at least $3.75 for twenty (20) consecutive trading days.

     In February 2000, we exercised the redemption provision on these warrants and as of April 17, 2000, all of the warrants had been exercised which generated $6,250,000 in cash.

OTHER WARRANTS


     As of June 30, 2000, there were other warrants outstanding to purchase an aggregate of 1,524,348 shares of common stock at exercise prices ranging from $.50 to $2.50 per share.


COMMON STOCK OPTIONS


     Epoch has Incentive Stock Option Plans, a Nonqualified Stock Option Plan and a Restricted Stock Purchase Plan pursuant to which 1,936,470 shares of common stock have been reserved for grants. Under the plans, incentive stock options must have an exercise price at least equal to the fair market value of the common stock on the date of grant. Nonqualified stock options and rights to purchase restricted stock must have an exercise price at least equal to 85% of the fair market value of the common stock on the date of grant. The options are generally issued with a ten year term and vest over a period of four years. At June 30, 2000, the shares granted under these plans exceeded the number reserved for grants by 200,127 shares, therefore those grants in excess of the authorized amount are subject to shareholder approval at the next annual meeting.



     Epoch also has a Non-Employee Directors Option Plan under which each non-employee director was granted a fully-vested 10-year option to purchase 10,000 shares of common stock at the inception of the plan in 1993. Upon each anniversary of the inception of the Directors Plan, each non-employee director receives fully-vested 10-year options to purchase 5,000 shares of common stock at the then current fair market value. Non-employee directors who subsequently join the board of directors receive, upon each anniversary of joining the board of directors, fully-vested 10-year options to purchase 5,000 shares of common stock at the current fair market value.


TRANSFER AGENT, REGISTRAR AND WARRANT AGENT

     The stock transfer agent, registrar and warrant agent for our common stock and warrants is American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005.

                              SELLING STOCKHOLDERS

                                          SHARES OWNED
                                         BEFORE OFFERING                                AMOUNT AND
                                           (INCLUDING                                 PERCENTAGE OF
                                        SHARES ISSUABLE        SHARES OFFERED             SHARES
                                        UPON EXERCISE OF      PURSUANT TO THIS      BENEFICIALLY OWNED
SELLING STOCKHOLDER                         WARRANTS)           PROSPECTUS(1)         AFTER OFFERING
-------------------                     ----------------      ----------------      ------------------
American Masters Fund, "Hilspen
  Series".............................          53,200             53,200                    0
Amerindo Investment Advisors, Inc. ...         285,715            285,715                    0
The Alfred J. Anzalone Family Ltd.
  Partnership.........................          40,000             40,000                    0
Michael Arnouse.......................          30,000             30,000                    0
Batterson, Johnson & Wang Limited
  Partners............................         258,145            258,145                    0
Bay City Capital......................       2,880,000          2,880,000                    0
Lamon Lynn Bennett....................          73,000             73,000                    0
David Blech...........................         500,000            500,000                    0
Burrill & Craves (2)..................          83,334             83,334                    0
James F. Clark........................          25,000             25,000                    0
James L. Comazzi......................          10,500             10,500                    0
Concept Mining, Inc...................          44,000             44,000                    0
Cooley, Godward.......................          25,000             25,000                    0
John S. Dehne & Carol A. Dehne........          37,500             12,500               25,000*
Donaldson, Lufkin, Jenrette
  Securities Corporation..............          13,000             13,000                    0
Fred B. Craves (2)....................         454,907            327,407              127,500*
Frontier Charitable Remainder, Nicolas
  Madonia (Trustee)...................         140,000            140,000                    0
Corinna Funari........................          12,500             12,500                    0
The Gerbsman Family Trust, DTD
  12-4-90, Steven R. or Marlene
  Gerbsman, Trustees..................          36,000             11,000               25,000*
Carl S. Goldfischer, M.D..............           8,743              7,143                1,600*
Goldman Sachs Performance Partners
  (Offshore), L.P. ...................          19,700             19,700                    0
Goldman Sachs Performance Partners,             27,800             27,800                    0
  L.P.
Grace Brothers Ltd.(3)................       5,249,693          2,200,000            3,049,693 (12.3%)
John P. Green, Jr.....................          25,000             25,000                    0
Gsam Oracle Investments, Inc. FAO
  Mark Callow Gam Fund Management
  Limited.............................          47,143             47,143                    0
Helen Gurman..........................          25,000             25,000                    0
Jason C. Hackett......................           7,500              7,500                    0
Seth Harrison.........................           7,143              7,143                    0
Joel Hedgpeth.........................         350,000            350,000                    0
Louisa Heyward........................          37,500             12,500               25,000*
Hilspen Capital Partners..............          40,200             40,200                    0
Hilspen Capital Partners II...........         159,800            159,800                    0
Hilspen Capital Partners I, L.P.......          19,200             19,200                    0
Hilspen Capital Partners II, L.P......         165,815            165,815                    0
Billy B. & Lorraine S. Huff...........          37,500             12,500               25,000*
Gerald Korman.........................           8,500              8,500                    0
Paula Kramer..........................          12,500             12,500                    0

                                          SHARES OWNED
                                         BEFORE OFFERING                                AMOUNT AND
                                           (INCLUDING                                 PERCENTAGE OF
                                        SHARES ISSUABLE        SHARES OFFERED             SHARES
                                        UPON EXERCISE OF      PURSUANT TO THIS      BENEFICIALLY OWNED
SELLING STOCKHOLDER                         WARRANTS)           PROSPECTUS(1)         AFTER OFFERING
-------------------                     ----------------      ----------------      ------------------

Lone Cypress, Ltd..................            234,000            234,000                   0
Lone Sequoia, L.P..................             18,857             18,857                   0
Lone Balsam, L.P...................             22,572             22,572                   0
Lone Spruce, L.P...................             10,286             10,286                   0
Louisiana State University.........             50,000             50,000                   0
The Low Family Trust, U/T/A 3-21-82
  Thomas B. Low, Trustee...........             42,100             37,500               4,600*
Joseph D. McKeown..................             37,500             12,500              25,000*
Kenneth L. Melmon(2)...............             80,999             55,999              25,000*
Merlin Biomed International........             71,429             71,429                   0
Eric Miller........................             12,500             12,500                   0
MMC/GATX...........................                100                100                   0
Narragansett I, L.P................             52,143             52,143                   0
Narragansett Offshore, Ltd.........             19,286             19,286                   0
Tolof O. Nasby.....................              5,000              5,000                   0
The Olmsted Group, L.L.C.(4).......            145,700            122,500              23,200*
Oracle Partners, L.P...............            179,715            179,715                   0
Oracle Institutional Partners, L.P.             49,714             49,714                   0
Oracle Offshore Limited............              9,143              9,143                   0
Roy C. Page........................             38,955             26,999              11,956*
PE Corporation.....................            800,000            800,000                   0
Pensco Pension Services f/b/o
  Lawrence A. Mitchell IRA.........            109,858             42,858              67,000*
Pharmawealth.......................             71,429             71,429                   0
Richard Pops.......................              7,143              7,143                   0
The Ridge Land Company.............             44,000             44,000                   0
David Mark Rozen...................            250,000             62,500             187,500*
Bruce D. Schlerling TTEE
  the estate of David Blech Debtor.            109,355            109,355                   0
Stuart G. Stanley..................             15,000             12,500               2,500*
Michael Steifman...................             12,500             12,500                   0
Robert N. Swetnick.................              5,000              5,000                   0
Ursula Vollenweider................              7,143              7,143                   0
Susan Jane Walker..................             18,500              7,500              11,000*
Robert M. Wydro....................             55,000             50,000               5,000*
Raymond Zabel, Jr..................             12,500             12,500                   0
Marlee Zweifach....................            101,250            101,250                   0
Sanford S. Zweifach(2).............            126,250            101,250              25,000*

TOTAL..............................          14,075,465          10,408,916         3,666,549



---------------------
*    Less than one percent
(1)  Includes up to 1,524,348 shares issuable upon the exercise of warrants.
(2)  See "Management" and "Principal Stockholders."
(3)  See "Principal Stockholders."
(4) Sanford Zweifach, Epoch's President and Chief Financial Officer and one of Epoch's directors, was an employee of the Olmsted Group, L.L.C.

PLAN OF DISTRIBUTION


     Each selling stockholder has informed us that he, she or it may sell common stock from time to time in transactions on The Nasdaq National Market, in negotiated transactions, or otherwise, or by a combination of these methods, at fixed prices which may be changed, at market prices at the time of sale, at prices related to market prices or at negotiated prices. The selling stockholders or their successors in interest may effect these transactions by selling the common stock to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the common stock for whom the broker-dealer may act as an agent or to whom they may sell the common stock as a principal, or both. The compensation to a particular broker-dealer may be in excess of customary commissions.


     The selling stockholders or their successors in interest and broker-dealers who act in connection with the sale of the common stock may be considered "underwriters" within the meaning of the Securities Act, and any commissions received by the broker-dealers and profits on any resale of the common stock as a principal may be considered underwriting discounts and commissions under the Securities Act.


     We have agreed to bear the expenses in connection with the registration and sale of the common stock offered by the selling stockholders (other than selling commissions and the fees and expenses of counsel or other advisors to the selling stockholders) which we estimate to be $27,128.



LEGAL MATTERS

     The validity of the common stock offered in this prospectus will be passed upon for us by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California.


EXPERTS


     The financial statements of Epoch Pharmaceuticals, Inc. as of December 31, 1999 and for each of the years in the two-year period ended December 31, 1999 have been included in this prospectus and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, included elsewhere in this prospectus, and upon the authority of said firm as experts in accounting and auditing.


WHERE YOU CAN FIND MORE INFORMATION.

     We are a "small business issuer" under the Securities Act. We are also required by the Exchange Act to file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.


     We originally registered for resale by the selling stockholders 10,428,365 shares of common stock under Registration No. 333-12601 and 1,268,258 shares of common stock under Registration No. 333-

21353. Pursuant to Rule 429 of the Securities Act, this prospectus relates to the resale of shares of common stock covered by both registration statements. The registration statements contain more information than this prospectus does about us and our securities. We excluded parts which were not required by the SEC. To obtain further information about us, please refer to the registration statements and their exhibits, which you can inspect without charge by visiting the SEC's public reference facilities listed in the prior paragraph. You can obtain copies of all or any part of the registration statement and its exhibits by writing to the SEC's Public Reference Section at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 after payment of the fees prescribed by the SEC. You should rely only on the information contained in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement or in the documents incorporated by reference is accurate on any date other than the date on the front of those documents.

                           EPOCH PHARMACEUTICALS, INC.
                          INDEX TO FINANCIAL STATEMENTS


PART I.  FINANCIAL INFORMATION


                                                                                            PAGE
       ITEM 1.   FINANCIAL STATEMENTS                                                      NUMBER


                 Independent Auditors' Report.......................................        F-1

                 Balance Sheet as of December 31, 1999 and
                     March 31, 2000 (unaudited).....................................        F-2

                 Statements of Operations for the years ended
                     December 31, 1998 and 1999 and for the three months
                     ended March 31, 1999 and 2000 (unaudited)......................        F-3

                 Statements of Stockholders' Equity (Deficit) for the years ended
                     December 31, 1998 and 1999 and for the three months
                     ended March 31, 2000 (unaudited)...............................        F-4

                 Statements of Cash Flows for the years ended
                     December 31, 1998 and 1999 and for the three months
                     ended March 31, 1999 and 2000 (unaudited)......................        F-5

                 Notes to Financial Statements......................................        F-6



                                       F

INDEPENDENT AUDITORS' REPORT




The Board of Directors and Stockholders
Epoch Pharmaceuticals, Inc.

We have audited the accompanying balance sheet of Epoch Pharmaceuticals, Inc. as of December 31, 1999, and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of Epoch Pharmaceuticals, Inc. as of December 31, 1999, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 1999 in conformity with generally accepted accounting principles.


KPMG LLP


Seattle, Washington
March 14, 2000

                           EPOCH PHARMACEUTICALS, INC.
                                  BALANCE SHEET

                                     ASSETS

                                                            December 31,     March 31, 2000
                                                                1999          (unaudited)
                                                            -----------      --------------
Current assets:
    Cash and cash equivalents...........................   $    1,772,274    $   18,348,084
    Receivables.........................................           20,073           105,145
    Prepaid expenses....................................           34,188            23,334
                                                           --------------    --------------
        Total current assets............................        1,826,535        18,476,563

Equipment, net..........................................          399,705           462,612
Restricted cash.........................................               --           595,700
Other assets............................................           39,344            36,162
                                                           --------------    --------------

        Total assets....................................   $    2,265,584    $   19,571,037
                                                           ==============    ==============
Current liabilities:
    Accounts payable.....................................  $      102,884    $      153,372
    Accrued vacations....................................         119,014           144,389
    Other accrued liabilities............................         274,646           358,654
    Deferred revenue.....................................         277,742           277,742
                                                           --------------    --------------

        Total current liabilities........................         774,286           934,157

Deferred revenue.........................................       1,316,129         1,302,943

Stockholders' equity:
  Preferred stock, par value $.01;
        10,000,000 shares authorized;
        no shares issued and outstanding:  ..............              --                --
  Common stock, par value $.01;
        50,000,000 shares authorized;
        issued and outstanding:
        19,382,410 at December 31, 1999 and
        24,314,511 at March 31, 2000.....................         193,824           243,145
    Additional paid-in capital...........................      61,625,990        79,949,843
    Deferred compensation expense........................        (111,874)          (99,886)
    Accumulated deficit..................................     (61,532,771)      (62,759,165)
                                                           --------------    --------------

        Total stockholders' equity.......................         175,169        17,333,937
                                                           --------------    --------------

Commitments and subsequent events

Total liabilities and stockholders' equity ..............  $    2,265,584    $   19,571,037
                                                           ==============    ==============


                See accompanying notes to financial statements.

                           EPOCH PHARMACEUTICALS, INC.
                            STATEMENTS OF OPERATIONS


                                                                                             THREE MONTHS ENDED
                                                     YEARS ENDED DECEMBER 31,                     MARCH 31,
                                                 -------------------------------       -------------------------------
                                                     1998              1999               1999               2000
                                                 ------------       ------------       ------------       ------------
                                                                                        (unaudited)       (unaudited)
Revenue:
  Product sales ................................ $                  $                  $                  $     85,200
  License fees .................................           --             71,942                 --             13,186
  Research contract revenue ....................      159,917            109,152             95,092                 --
                                                 ------------       ------------       ------------       ------------
    Total revenue ..............................      159,917            181,094             95,092             98,386

Operating expenses:
  Research and development .....................    2,759,476          2,545,583            644,601            733,740
  General and administrative ...................    2,014,571          1,414,587            334,865            717,230
                                                 ------------       ------------       ------------       ------------
    Total operating expenses ...................    4,774,047          3,960,170            979,466          1,450,970
                                                 ------------       ------------       ------------       ------------
    Operating loss .............................   (4,614,130)        (3,779,076)          (884,374)        (1,352,584)


  Other income (expense):
    Interest income ............................      104,985             52,069             18,553            126,345
    Interest and financing expense .............     (727,156)        (1,042,947)          (230,563)              (155)
    Other income ...............................       23,292                 --                 --                 --
                                                 ------------       ------------       ------------       ------------
       Loss from continuing operations .........   (5,213,009)        (4,769,954)        (1,096,384)        (1,226,394)


Discontinued operations -
  gain on disposal of diagnostics
  division .....................................      110,000             70,000             40,000                 --
                                                 ------------       ------------       ------------       ------------
    Net loss ................................... $ (5,103,009)      $ (4,699,954)      $  1,056,384       $ (1,226,394)
                                                 ============       ============       ============       ============

Loss per share from continuing
  operations - basic and diluted ............... $      (0.35)      $      (0.31)      $      (0.07)      $      (0.06)
Income per share from discontinued
  operations - basic and diluted ............... $       0.01       $       0.01       $         --       $         --
                                                 ------------       ------------       ------------       ------------
    Net loss per share - basic and diluted ..... $      (0.34)      $      (0.30)      $      (0.07)      $      (0.06)
                                                 ============       ============       ============       ============
Weighted average number of common
  shares outstanding - basic and diluted .......   14,818,960         15,607,934         14,830,435         21,518,898



                 See accompanying notes to financial statements.

                           EPOCH PHARMACEUTICALS, INC.
                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                                                           Total
                                                                  Additional                               Deferred    Stockholders'
                                            Common Stock           Paid-In       Deferred      Financing  Accumulated     Equity
                                         Shares       Amount       Capital      Compensation    Expense     Deficit      (Deficit)
-------------------------------------  ------------------------  ------------  -------------  ----------  -----------  -------------

Balance at December 31, 1997           14,814,793  $   148,148     52,930,787          --          --     (51,729,808)   1,349,127

Exercise of stock options                   9,434           94          4,767                                                4,861
Warrants issued in debt financing                                   1,333,361                 (1,333,361)                       --
Issuance of warrants to a consultant                                  191,791    (191,791)                                      --
Amortization of deferred compensation                                              31,965                                   31,965
Amortization of deferred financing                                                               515,567                   515,567
  expense
Net loss                                                                                                   (5,103,009)  (5,103,009)
                                       ----------   ----------     ----------   ---------    -----------   ----------   ----------
Balance at December 31, 1998           14,824,227      148,242     54,460,706    (159,826)      (817,794) (56,832,817)  (3,201,489)

Exercise of stock options                 117,342        1,174         74,442                                               75,616
Exercise of warrants                    2,360,841       23,608      1,911,642                                            1,935,250
Private placement of stock              1,600,000       16,000      3,984,000                                            4,000,000
Exchange of debt for equity               480,000        4,800      1,195,200                                            1,200,000
Amortization of deferred compensation                                              47,952                                   47,952
Amortization of deferred financing                                                               817,794                   817,794
  expense
Net loss                                                                                                   (4,699,954)  (4,699,954)
                                       ----------   ----------     ----------   ---------    -----------  -----------   ----------
Balance at December 31, 1999           19,382,410      193,824     61,625,990    (111,874)         --     (61,532,771)     175,169
                                       ==========   ==========     ==========   =========    ===========  ===========   ==========
Exercise of stock options (unaudited)      89,204          892         53,941                                               54,833
Exercise of warrants (unaudited)        3,414,320       34,143      8,284,159                                            8,318,302
Private placement of stock (unaudited)  1,428,577       14,286      9,985,753                                           10,000,039
Amortization of deferred compensation
    (unaudited)                                                                    11,988                                   11,988
Net loss (unaudited)                                                                                       (1,226,394)  (1,226,394)
                                       ----------  -----------     ----------   ---------    -----------  -----------   ----------
Balance at March 31, 2000 (unaudited)  24,314,511  $   243,145     79,949,843     (99,886)         --     (62,759,165)  17,333,937
                                       ==========  ===========     ==========   =========    ===========  ===========   ==========


                 See accompanying notes to financial statements.

                           EPOCH PHARMACEUTICALS, INC.
                            STATEMENTS OF CASH FLOWS

                                                                                                        THREE MONTHS ENDED
                                                                   YEARS ENDED DECEMBER 31,                  MARCH 31,
                                                                -----------------------------     -----------------------------
                                                                    1998             1999             1999             2000
                                                                ------------     ------------     ------------     ------------
                                                                                                   (unaudited)      (unaudited)
Cash flows from operating activities:
  Net loss .................................................    $ (5,103,009)    $ (4,699,954)    $ (1,056,384)    $ (1,226,394)

  Adjustments to reconcile net loss to net
    cash used in operating activities:
  Depreciation and amortization ............................          61,264          110,200           18,873           35,325
  Amortization of deferred financing expense ...............         515,567          817,794          166,671               --
  Amortization of deferred compensation expense ............          31,965           47,954           11,988           11,988

  Changes in operating assets and liabilities:
    Receivables ............................................          24,984           18,230          (69,785)         (85,072)
    Prepaid expenses and other assets ......................           4,159           26,174           (2,455)          14,036
    Accounts payable .......................................         (21,158)        (112,929)         (84,499)          50,488
    Accrued interest on note payable to related party ......         208,804         (208,804)          63,703               --
    Accrued expenses for canceled relocation ...............         391,042         (391,042)        (287,397)              --
    Accrued vacation and other accrued liabilities .........         129,485           37,627           47,751          109,383
    Deferred revenue .......................................              --        1,498,871        2,300,000          (13,186)
                                                                ------------     ------------     ------------     ------------
  Net cash provided by (used in) operating activities ......      (3,756,897)      (2,855,881)       1,108,466       (1,103,432)
                                                                ------------     ------------     ------------     ------------

Cash flows from investing activities:
  Restricted cash security deposit on new facilities .......              --               --               --         (595,700)
  Acquisition of equipment .................................         (75,084)        (241,074)         (52,128)         (98,232)
                                                                ------------     ------------     ------------     ------------
  Net cash used in investing activities ....................         (75,084)        (241,074)         (52,128)        (693,932)
                                                                ------------     ------------     ------------     ------------

Cash flows from financing activities:
  Proceeds from notes payable ..............................       3,000,000               --               --               --
  Proceeds from sale of common stock .......................              --        4,000,000               --       10,000,039
  Proceeds from exercise of warrants .......................              --          135,250               --        8,318,302
  Proceeds from exercise of stock options ..................           4,861           75,616            9,506           54,833
                                                                ------------     ------------     ------------     ------------
  Net cash provided by financing activities ................       3,004,861        4,210,866            9,506       18,373,174
                                                                ------------     ------------     ------------     ------------

Net increase (decrease) in cash and cash equivalents .......        (827,120)       1,113,911        1,065,844       16,575,810
Cash and cash equivalents at beginning of period ...........       1,485,483          658,363          658,363        1,772,274
                                                                ------------     ------------     ------------     ------------
Cash and cash equivalents at end of period .................    $    658,363     $  1,772,274     $  1,724,207     $ 18,348,084
                                                                ============     ============     ============     ============
Supplemental disclosure of non-cash
  financing items:
  Debts extinguished through the issuance of
    common stock and the exercise of warrants ..............    $         --     $  3,000,000     $         --     $         --

  Equipment received pursuant to a license
    and supply agreement ...................................    $         --     $     95,000     $         --     $         --
  Warrants issued in debt financing ........................    $  1,333,361     $         --     $         --     $         --
                                                                ============     ============     ============     ============
Supplemental disclosure of cash flow information -
  cash payments made during the period for interest ........    $      2,785     $    433,956     $        189     $        155
                                                                ============     ============     ============     ============


                See accompanying notes to financial statements.

                           EPOCH PHARMACEUTICALS, INC.
                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1999


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

     Epoch Pharmaceuticals, Inc. ("Epoch" or "the Company") is a developer of proprietary products with commercial applications in the fields of genomics and molecular diagnostics. Our activities are focused on the further development and commercialization of its technologies.


Basis of Presentation



     The unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB. Accordingly, they do not include all of the information and footnotes required to be presented for complete financial statements. The accompanying unaudited financial statements include all adjustments (consisting only of normal recurring accruals) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Certain quarterly balances have been reclassified to conform with the year end presentation.


Discontinued Operations

     In 1995, we sold our then existing diagnostics division and in 1996 we sold the remaining diagnostic technologies (see note 7). Accordingly, amounts related to the diagnostics division have been reported as discontinued operations.

Equipment

     Equipment is stated at cost. Depreciation is provided on the straight-line method over the assets' estimated useful lives, generally three to five years.

Impairment of Long-Lived Assets

     For long-lived assets including equipment, we evaluate the carrying value of the assets by comparing the estimated future cash flows generated from the use of the assets and their eventual disposition with the assets' reported net book value. The carrying value of assets are evaluated for impairment when events or changes in circumstances occur which may indicate the carrying amount of the asset may not be recoverable.

Revenue Recognition

     License fees are recognized over the term of the agreement to which the license fees correspond.

     Research contract revenue is recognized as research and development activities are performed under the terms of related agreements.

     Deferred revenue represents unrecognized license and technology fees, prepaid royalties, and prepayments for product purchases related to a license and supply agreement. License fees, technology fees, and prepayments for product purchases and royalties are recognized over the term of the agreement.

     As a general policy, revenues are not recognized if amounts received are refundable or if there are related future performance obligations.

Income Taxes


     Deferred income taxes are provided based on the estimated future tax effects of carryforwards and temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those carryforwards and temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets when it is more likely than not that such deferred tax assets will not be realized.


Stock-Based Compensation

     Epoch applies APB Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations in measuring compensation costs for its employee stock option plans. We disclose proforma net income (loss) and net income (loss) per share as if compensation cost had been determined consistent with Statement of Financial Accounting Standard (FAS) No. 123, Accounting for Stock-Based Compensation.

Net Loss Per Share


     Basic loss per share is computed based on weighted average shares outstanding during the reporting period and excludes any potential dilution. Diluted loss per share reflects potential dilution from the exercise or conversion of securities into common stock or from other contracts to issue common stock. Our capital structure includes common stock options and common stock warrants. At March 31, 2000, there were 1,646,166 options outstanding to purchase the common stock of Epoch with exercise prices ranging from $0.30 to $17.44. Also outstanding at March 31, 2000 were 2,020,590 warrants to purchase the common stock of Epoch with exercise prices ranging from $0.50 to $2.50 per share. At March 31, 1999, there were 1,458,999 options outstanding to purchase the common stock of Epoch with exercise prices ranging from $0.30 to $5.88. Also outstanding at March 31, 1999 were 7,498,875 warrants to purchase the common stock of Epoch with exercise prices ranging from $0.30 to $9.21 per share. The assumed conversion and exercise of these securities have been excluded from the calculation of diluted loss per share for both periods as their effect is anti-dilutive.


Cash Equivalents

     All highly liquid investments with a maturity of three months or less at the date of purchase are considered to be cash equivalents. Cash equivalents total $1,757,698 and consist of money market accounts and treasury bills.


Restricted Cash

     Restricted cash represents long-term certificates of deposit pledged under a security agreement in lieu of a cash deposit on our new facility.


Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2)  FINANCIAL INSTRUMENTS

     Epoch has financial instruments consisting of cash and cash equivalents, receivables, and accounts payable. The fair value of these financial instruments approximates their carrying amount based on their short term nature.

(3)  EQUIPMENT


     Equipment at December 31, 1999, consists of the following:


     Machinery and equipment...........................            $   1,709,950
     Furniture and fixtures............................                  214,301
                                                                   -------------
                                                                   $   1,924,251
     Less accumulated depreciation.....................              (1,524,546)
                                                                   -------------
     Equipment, net....................................            $     399,705
                                                                   =============


(4)  RETIREMENT SAVINGS PLAN

     Epoch has a profit sharing plan, which is qualified under Section 401(k) of the United States Internal Revenue Code. The plan allows eligible employees to contribute up to 20% of their salary. The Company, at its discretion, makes matching contributions to the plan. No matching contributions were made to the plan in 1998 or 1999.

(5)  EQUITY

Options to Purchase Common Stock

     Epoch has Incentive Stock Option Plans, a Nonqualified Stock Option Plan and a Restricted Stock Purchase Plan pursuant to which 1,936,470 shares of common stock have been reserved for grants. Under the plans, incentive stock options must have an exercise price at least equal to the fair market value of the common stock on the date of grant. Nonqualified stock options and rights to purchase restricted stock must have an exercise price at least equal to 85% of the fair market value of the common stock on the date of grant. The options are generally issued with a ten year term and vest over a period of four years. At December 31, 1999, the shares granted under these plans exceeded the number reserved for grants by 51,127 shares, therefore those grants in excess of the authorized amount are subject to shareholder approval at the next annual meeting.

     Epoch also has a Non-Employee Directors Option Plan (the "Directors Plan") under which each non-employee director was granted a fully-vested 10-year option to purchase 10,000 shares of common stock at the inception of the plan in 1993. Upon each anniversary of the inception of the Directors Plan, each non-employee director receives fully-vested 10-year options to purchase 5,000 shares of common stock at the then current fair market value. Non-employee directors who subsequently join the board of directors receive, upon each anniversary of joining the board of directors, fully-vested 10-year options to purchase 5,000 shares of common stock at the current fair market value.

     A summary of the stock option plans follows.


                                                1998                              1999
                                    -----------------------------    -----------------------------
                                                 WEIGHTED-AVERAGE                 WEIGHTED-AVERAGE
                                                     EXERCISE                         EXERCISE
                                      SHARES          PRICE            SHARES          PRICE
                                    -----------  ----------------    -----------  ----------------
Outstanding at beginning of year     1,248,516        $2.00           1,242,316        $2.11
Granted                                 29,000         0.70             697,513         1.74
Exercised                               (9,434)        0.52            (117,342)        0.64
Forfeited                              (25,766)        0.65            (187,117)        0.73
                                    ----------        -----           ---------        -----
Outstanding at end of year           1,242,316        $2.11           1,635,370        $2.14
                                    ==========        =====           =========        =====
Options exercisable at year end        911,413        $1.96             957,299        $2.48



     The following table summarizes information about stock options at December 31, 1999:

                                 OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
                 ----------------------------------------------------   ---------------------------
RANGE OF            NUMBER       WEIGHTED-AVERAGE       WEIGHTED          NUMBER        WEIGHTED-
EXERCISE          OUTSTANDING    REMAINING YEARS         AVERAGE        EXERCISABLE     AVERAGE
PRICES            AT 12/31/99    CONTRACTUAL LIFE    EXERCISE PRICE     AT 12/31/99  EXERCISE PRICE
---------------- ------------    ----------------    --------------     ----------- ---------------
0.30 - 0.50          79,758             5.1                $0.35            71,215         $0.34
0.53 - 0.78         348,724             6.4                 0.61           322,334          0.61
0.87 - 1.31         256,388             9.2                 1.26            43,750          1.08
1.87 - 2.31         460,500             9.3                 1.92            30,000          1.99
3.87 - 4.50         470,000             4.1                 4.11           470,000          4.11
5.87 - 5.88          20,000             3.8                 5.88            20,000          5.88
                  ---------             ---                -----           -------         -----
0.30 - 5.88       1,635,370             6.9                $2.14           957,299         $2.48
                  =========             ===                =====           =======         =====



Warrants to Purchase Common Stock

     As part of a debt financing in February 1998, Epoch issued a fully vested five year warrant to purchase 2,000,000 shares of common stock at $.90 per share (see note 9). This warrant was exercised in November 1999.

     In June 1996, Epoch announced that it intended to exchange for every two Redeemable Common Stock Purchase Warrants, which were issued in conjunction with Epoch's public offering in September 1993 at $6.50 per share (the "Public Warrants"), one new warrant to purchase one share of common stock until June 20, 2001, that is exercisable at $2.50 per share (the "Exchange Warrants"). In June 1997 this exchange of warrants was completed, with 2,603,825 of the Public Warrants being exchanged for 1,301,912 of the Exchange Warrants. Each Exchange Warrant is redeemable by us at any time after eighteen months from the date that they were issued at $0.05 per warrant, provided that the closing trading price per share of common stock is at least $3.75 for twenty consecutive trading days. These warrants were called in February 2000. See note 11.

     In June 1996, Epoch completed a private placement of units, each unit consisting of one share of common stock and one warrant to purchase 0.5 shares of common stock. We sold a total of 5 million units, for an aggregate purchase price of $5 million to institutional and accredited individual investors. The term of the warrants is five years, and they are exercisable at $2.50 per share ( or $1.25 per 0.5 shares). Each warrant is redeemable at any time after eighteen months from the date that they were issued at $0.05 per warrant, provided that the closing trading price per share of common stock is at least $3.75 for twenty (20) consecutive trading days. These warrants were called in February 2000. See note 11.

     A summary of our outstanding warrants follows.

                                                1998                               1999
                                    ------------------------------    -------------------------------
                                                       EXERCISE                          EXERCISE
                                      SHARES          PRICE RANGE       SHARES          PRICE RANGE
                                    ----------      ---------------   -----------     ---------------
Outstanding at beginning of year     6,705,771       $0.30 - 10.40      7,798,875       $0.30 - 9.21
Granted                              2,300,000        0.75 -  0.90             --                 --
Exercised                                   --          --      --     (2,360,841)       0.30 - 2.50
Expired                             (1,206,896)       3.00 - 10.40         (3,124)              9.21
                                    ----------       -------------     -----------      ------------
Outstanding at end of year           7,798,875         0.30 - 9.21       5,434,910       0.50 - 2.50
                                    ==========       =============     ===========      ============
Warrants exercisable at year end     7,521,780       $ 0.30 - 2.50       5,330,044       0.50 - 2.50
Weighted average exercise
 price of exercisable warrants                       $        1.65                      $       1.99


     The outstanding warrants are fully vested at December 31, 1999 with the exception of 104,866 warrants issued to a consultant which are vesting at a rate of 6,597 warrant shares per month. All outstanding warrants will be fully vested in 2002. The warrants have expiration dates that range to 2003.

Stock Based Compensation

     Had compensation cost for stock options and warrants issued to employees been determined consistent with FAS No. 123, Epoch's net loss and loss per share would have been increased to the pro forma amounts shown in the table below.

                                                                1998            1999
                                                            ------------    ------------
Loss from continuing operations              As reported    $(5,213,009)    $(4,769,954)
                                             Pro forma      $(5,443,207)    $(5,320,568)

Loss per share from continuing operations    As reported    $     (0.35)    $     (0.31)
                                             Pro forma      $     (0.37)    $     (0.34)

Net loss                                     As reported    $(5,103,009)    $(4,699,954)
                                             Pro forma      $(5,333,207)    $(5,250,568)

Net loss per share - basic and diluted       As reported    $     (0.34)    $     (0.30)
                                             Pro forma      $     (0.36)    $     (0.34)




     The fair value of each stock option and warrant grant is estimated on the date of grant using the Black Scholes option-pricing model and the weighted average assumptions listed below.


                                                                  1998                1999
                                                              -------------        -----------
Dividend yield                                                    0.0%               0.0%

Expected volatility                                               123%               108%

Risk free interest rate                                           5.33%              5.59%

Expected life                                                     10 years           10 years



(6)  INCOME TAXES

     There was no income tax benefit attributable to net losses for 1998 and 1999. The difference between taxes computed by applying the U.S. Federal corporate tax rate of 34% and the actual income tax provision in 1998 and 1999 is primarily the result of limitations on utilizing net operating losses.

     The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets at December 31, 1999 are presented below:


        Net operating loss carryforwards............................  $ 15,898,739
        Research and development credit carryforwards...............     1,858,506
        Capitalized research and development........................     2,672,212
        Bad debt write-off .........................................     1,117,270
        Other ......................................................       453,790
                                                                      ------------
        Total gross deferred tax assets.............................    20,000,517
        Less deferred tax asset valuation allowance.................   (20,000,517)
                                                                      ------------
        Net deferred tax assets.....................................  $         --
                                                                      ============



     The net change in the valuation allowance for 1998 and 1999 was an increase of approximately $1,903,000 and $1,675,298 respectively, due primarily to the inability to utilize net operating losses and research and development credits.

     At December 31, 1999, Epoch had net operating loss carryforwards for income tax purposes of approximately $46,761,000 and unused research and development tax credits of approximately $1,859,000 available to offset future taxable income and income taxes, respectively, expiring through 2019. Epoch's ability to utilize net operating loss and credit carryforwards is limited pursuant to the Tax Reform Act of 1986, due to cumulative changes in stock ownership in excess of 50%.

(7)  DISCONTINUED OPERATIONS

     In 1996, Epoch disposed of the remaining assets of its discontinued diagnostics division receiving a $1,100,000 note. Collections on the note have been sporadic and, due to uncertainties regarding ultimate collectibility, Epoch has not recognized the receivable and recognizes only that portion of the gain for which cash payments are received. At December 31, 1999, the unrecognized balance on the note and the unrecognized gain was $979,000.

(8)  RESEARCH GRANTS AND CONTRACTS

     Epoch earned approximately $160,000 and $109,000 of these funds in 1998 and 1999, respectively. At December 31, 1999, we did not have any active research contracts.

(9)  NOTE PAYABLE

     In February 1998, Bay City Capital LLC, ("Bay City Capital"), San Francisco, California, loaned $3,000,000 to Epoch from Bay City Capital Fund I LP ("BCC Fund I") as a bridge to the earlier of a public rights offering, other financing, or February 25, 2000. The loan accrued interest at 8% per annum. In partial consideration for the bridge loan and BCC Fund I's agreement to purchase excess shares, if any, in a rights offering, BCC Fund I received a fully vested five year warrant to purchase 2,000,000 shares of Epoch's Common Stock at a price of $0.90 per share.

        In November 1999 Bay City Capital converted $1.2 million of this $3.0 million loan into 480,000 shares of Epoch's common stock at $2.50 per share and Bay City Capital applied the remaining $1.8 million of its $3.0 million loan to the purchase of 2 million shares of Epoch's common stock at

$0.90 per share pursuant to the warrant. Accrued interest on the note in the amount of $431,000 was paid in conjunction with the repayment.

     Bay City Capital, which manages BCC Fund I, is a merchant banking partnership that was formed by The Craves Group and The Pritzker Family business interests. The founding partner of The Craves Group, Fred Craves, Ph.D., is the Chairman of Epoch. Sanford S. Zweifach, Epoch's President and Chief Financial Officer, is also a Managing Director and Chief Financial Officer of Bay City Capital.

     Epoch recorded additional paid-in capital and deferred financing expense of approximately $1,333,000 in connection with the issuance of this warrant in 1998. This deferred financing expense was being amortized over the two year term of the note. Deferred financing expense recognized in 1998 was approximately $516,000. Deferred financing expense in 1999 was $818,000. All unamortized deferred financing expenses were expensed in November 1999 when the Note was converted to equity.

(10) LEASES


     During 1999 we leased our facility in Redmond, Washington under a short term operating lease which expires in April 2000 but continues thereafter on a monthly basis with a four month notification of termination by the landlord or Epoch.


     In February of 2000, we entered into a 12 year non-cancelable operating lease for 25,000 square feet in Bothell, Washington, which we intend to occupy in November of 2000. Future minimum payments under non-cancelable operating leases, including the new lease in Bothell, are as follows:


                  Year ending December 31,
                  ------------------------
                            2000             $    327,578
                            2001                  584,056
                            2002                  604,501
                            2003                  625,655
                            2004                  647,553
                         Thereafter             6,066,590
                                             ------------
                                             $  8,855,933
                                             ============


     Rental expense is recognized on the straight-line basis over the term of the leases. Rent expense on operating leases was $283,000 in 1998 and $224,000 in 1999.

(11) SUBSEQUENT EVENTS

     In February 2000, Epoch completed a private equity financing in which the Company issued 1,428,577 shares of common stock in return for $10 million.

     In February 2000, Epoch exercised the redemption provision on outstanding warrants at December 31, 1999, which were issued in a private placement in 1996 and a warrant exchange in 1997, representing 3,801,812 shares of common stock. As a result of the exercise of warrants, Epoch anticipates receiving $9.5 million in additional capital by March 31, the redemption date. As of March 14, 2000, $6.5 million of these funds had been received.

     In March 2000, Epoch applied for listing on The Nasdaq Stock Market(R). The Nasdaq Stock Market informed Epoch the application would take approximately six to eight weeks to process.

                               10,408,916 SHARES





                           EPOCH PHARMACEUTICALS, INC.





                                  COMMON STOCK










                                   PROSPECTUS










                                   _____, 2000

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS



ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our by-laws provide for indemnification of its directors and officers to the fullest extent permitted by law. Insofar as indemnification for liabilities under the Securities Act may be permitted to our directors or officers or controlling persons of Epoch pursuant to our certificate of incorporation, as amended, the by-laws and the Delaware General Corporation Law, we have been informed that, in the SEC's opinion, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

     Section 102(b)(7) of the Delaware General Corporation Law provides that a certificate of incorporation may include a provision which eliminates or limits the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to the company or its stockholders,

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

     - under Section 174 of the Delaware General Corporation Law, relating to prohibited dividends or distributions or the repurchase or redemption of stock, or

     - for any transaction from which the director derives an improper personal benefit.

     Our certificate of incorporation includes this kind of provision. As a result of this provision, our company and its stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

ITEM 25. OTHER EXPENSES OF ISSUANCES AND DISTRIBUTION

     The following sets forth the costs and expenses, all of which shall be borne by our company, in connection with the offering of the common stock pursuant to this registration statement:

               SEC registration                      $ 7,128
               Legal fees and expenses*               10,000
               Accounting fees and expenses*          10,000
               Miscellaneous                              --
                                                     -------
                       TOTAL                         $27,128
                                                     =======



------------
* Estimated.

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

     The following is a summary of our transactions during the past three years preceding the date hereof involving sales of our securities that were not registered under the Securities Act:

     1. On November 1, 1999, we sold 2,080,000 shares of common stock under the terms of a Securities Purchase Agreement to accredited investors at a price of $2.50 per share. Under the Securities Purchase Agreement, the investors may demand, after sixty (60) days from the date of the agreement, that Epoch register the 2,080,000 shares under the Securities Act. The stock certificates representing the shares issued pursuant to this offering bear a standard Securities Act of 1933 legend, stopping transfer of the shares except as the transfer satisfies the requirements of Rule 144.

     2. On February 14, 2000, we sold 1,428,577 shares of common stock under the terms of a Securities Purchase Agreement to accredited investors at a price of $7.00 per share. Under the Securities Purchase Agreement, Epoch has undertaken to register the 1,428,577 shares under the Securities Act and to use its best efforts to cause the registration to become effective within ninety (90) days of the effective date of the Securities Purchase Agreement. The stock certificates representing the shares issued pursuant to this offering bear a standard Securities Act of 1933 legend, stopping transfer of the shares except as the transfer satisfies the requirements of Rule 144.

     Exemption from the registration provisions of the Securities Act for the transactions described above is claimed under Section 4(2) of the Securities Act, among others, on the basis that the transactions did not involve any public offering and the purchasers were sophisticated with access to the kind of information registration would provide.

ITEM 27. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


                                  EXHIBIT LIST


   EXHIBIT NO.      DESCRIPTION
---------------     ------------------------------------------------------------

     3.1            Amended and Restated Certificate of Incorporation
                    (incorporated by reference to Exhibit 3 of Epoch's quarterly report on Form 10-QSB for the quarter ended June 30, 1998).

     3.2*           Bylaws of Epoch, as currently in effect.

     5.0            Opinion of Stradling Yocca Carlson & Rauth, a Professional
                    Corporation, Counsel to Epoch (incorporated by reference to the same numbered exhibit to Epoch's Registration Statement on Form SB-2, No. 333-21353, filed February 7, 1997).

     10.1*          MicroProbe Corporation Incentive Stock Option, Nonqualified
                    Stock Option And Restricted Stock Purchase Plan--1991, as amended.

     10.2* Form of Indemnification Agreement entered into with officers and directors of Epoch.

     10.3           Letter Agreement between Epoch and Fred Craves, dated August
                    3, 1993 (incorporated by reference to Exhibit 10.12 of
                    Epoch's Registration Statement on Form SB-2, Registration
                    No. 33-66742, effective on September 29, 1993).

     10.4           Form of Common Stock Warrant issued December 31, 1991
                    (incorporated by reference to Exhibit 10.22 of Epoch's
                    Registration Statement on Form SB-2, Registration No.
                    33-66742, effective on September 29, 1993).

     10.5           Second Amended and Restated Investment Agreement, dated
                    April 28, 1992 among Epoch and the investors set forth in the agreement (incorporated by reference to Exhibit 10.25 of Epoch's Registration Statement on Form SB-2, Registration
                    No. 33-66742, effective on September 29, 1993).

     10.6           Common Stock and Warrant Purchase Agreement, dated April 28,
                    1992 as amended June 30, 1992 and July 31, 1992 (with form of warrant) among Epoch and the investors set forth in the agreement (incorporated by reference to Exhibit 10.26 of Epoch's Registration Statement on Form SB-2, Registration
                    No. 33-66742, effective on September 29, 1993).

     10.7 Form of Registration Agreement, dated February 12, 1993 among Epoch and the investors set forth in the agreement
                    (incorporated by reference to Exhibit 10.30 of Epoch's
                    Registration Statement on Form SB-2, Registration No.
                    33-66742, effective on September 29, 1993).

     10.8           MicroProbe Corporation Incentive Stock Option, Nonqualified
                    Stock Option and Restricted Stock Purchase Plan--1993
                    (incorporated by reference to Exhibit 10.39 of Epoch's
                    Registration Statement on Form SB-2, Registration No.
                    33-66742, effective on September 29, 1993).

   EXHIBIT NO.      DESCRIPTION
---------------     ------------------------------------------------------------


     10.9           MicroProbe Corporation Non-Employee Directors Stock Option
                    Plan (incorporated by reference to Exhibit 10.40 of Epoch's
                    Registration Statement on Form SB-2, Registration No.
                    33-66742, effective on September 29, 1993).

     10.10*         Warrant Agreement between Epoch and American Stock Transfer
                    & Trust Company dated April 29, 1997, (incorporated by reference to Exhibit 10.10 of Epoch's Annual Report on
                    10-KSB for the year ended December 31, 1998).

     10.11 Purchase Agreement dated as of November 30, 1993, by and among Epoch, Animal Biotechnology Cambridge Limited, and
                    Herbert Stradler (without exhibits) (incorporated by reference to Exhibit 10.47 of Epoch's Registration Statement on Form SB-2, Registration No. 33-76446, effective on July
                    7, 1994).

     10.11.1 Amendment dated April 1, 1994 to Put Agreement (incorporated by reference to Exhibit 10.48.1 of Epoch's Annual Report on Form 10-KSB for the year ended December 31, 1993).

     10.11.2        Amendment dated April 27, 1994 to Put Agreement
                    (incorporated by reference to Epoch's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1994).

     10.11.3 Amendment dated May 26, 1994 to Put Agreement (incorporated by reference to Exhibit 10.48.3 of Epoch's Registration
                    Statement on Form SB-2, Registration No. 33-76446, effective on July 7, 1994).

     10.11.4 Amendment dated June 30, 1994 to Put Agreement (incorporated by reference to Exhibit 10.48.4 of Epoch's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1994).

     10.11.5 Amendment dated July 27, 1994 to Put Agreement (incorporated by reference to Exhibit 10.48.5 of Epoch's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1994).

     10.11.6        Amendment dated August 15, 1994 to Put Agreement
                    (incorporated by reference to Exhibit 10.48.6 of Epoch's
                    Quarterly Report on Form 10-QSB for the quarter ended
                    September 30, 1994).

     10.11.7        Amendment dated August 30, 1994 to Put Agreement
                    (incorporated by reference to Exhibit 10.48.7 of Epoch's
                    Quarterly Report on Form 10-QSB for the quarter ended
                    September 30, 1994).

     10.11.8        Amendment dated September 14, 1994 to Put Agreement
                    (incorporated by reference to Exhibit 10.48.8 of Epoch's
                    Quarterly Report on Form 10-QSB for the quarter ended
                    September 30, 1994).

     10.11.9        Exercise Notice dated September 27, 1994 to Put Agreement
                    (incorporated by reference to Exhibit 10.48.9 of Epoch's
                    Quarterly Report on Form 10-QSB for the quarter ended
                    September 30, 1994).

   EXHIBIT NO.      DESCRIPTION
---------------     ------------------------------------------------------------


     10.12 Put Agreement relating to Ribonetics GmbH dated as of December 1, 1993 between Epoch and David Blech, as amended
                    December 3, 1993 and February 18, 1994 (incorporated by reference to Exhibit 10.48 of Epoch's Annual Report on Form
                    10-KSB for the year ended December 31, 1993).

     10.13          Registration Rights Agreement dated October 12, 1994
                    (incorporated by reference to Exhibit 10.57 of Epoch's
                    Quarterly Report on Form 10-QSB for the quarter ended
                    September 30, 1994).

     10.14 Consulting Agreement between Epoch and Sanford S. Zweifach, dated January 18, 1995 (incorporated by reference to Exhibit
                    10.59 of Epoch's Annual Report on Form 10-KSB for the year ended December 31, 1995).

     10.15 Asset Purchase Agreement between Epoch and Becton, Dickinson and Company, dated as of September 29, 1995 (incorporated by reference to the form of such Asset Purchase Agreement filed with Epoch's Definitive Proxy Materials for its Special
                    Meeting of Stockholders held November 27, 1995).

     10.16          Consulting Agreement with David Blech dated March 29, 1996
                    (incorporated by reference to Exhibit 10.65 of Epoch's
                    Quarterly Report on Form 10-QSB for the quarter ended June
                    30, 1996).

     10.17          Form of Subscription Agreement with Private Placement
                    Investors (incorporated by reference to Exhibit 4.1 of Epoch's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1996).

     10.18 Warrant Agreement between Epoch and American Stock Transfer and Trust Company dated June 21, 1996, with form of Warrant
                    (incorporated by reference to Exhibit 4.2 of Epoch's
                    Quarterly Report on Form 10-QSB for the quarter ended June
                    30, 1996).

     10.19 Bridge Financing Agreement dated as of February 25, 1998, with form of note and warrant, between Epoch and Bay City
                    Capital, LLC (incorporated by reference to Exhibit 10.69 of
                    Epoch's Annual Report on Form 10-KSB for the year ended
                    December 31, 1997).

     10.20*         Sublease between Epoch as tenant and Bion Diagnostic
                    Sciences, Inc. for premises located in Redmond, Washington, dated September 25, 1998 (incorporated by reference to Exhibit 10.20 of Epoch's Annual Report on 10-KSB for the year ended December 31, 1998).

     10.21* License Agreement between Epoch and Perkin-Elmer Corporation dated January 11, 1999 (portions of this Exhibit are omitted and were filed separately with the Secretary of the SEC pursuant to Epoch's application requesting confidential treatment under Rule 406 of the Securities Act).

   EXHIBIT NO.      DESCRIPTION
---------------     ------------------------------------------------------------


     10.21.1        First Amendment to the License and Supply Agreement between
                    Epoch and Perkin-Elmer Corporation dated January 11, 1999.
                    (Portions of this Exhibit are omitted and were filed separately with the Secretary of the SEC pursuant to Epoch's application requesting confidential treatment under Rule 406 of the Securities Act.) Incorporated by reference to exhibit
                    10.21.1 of Epoch's Registration Statement on Form SB-2, No.
                    333-88909, filed on October 13, 1999.

     10.22 Stock Purchase Agreement dated November 1, 1999 by and between Epoch and the purchasers named in the agreement.
                    (Incorporated by reference to Exhibit 10.22 of Epoch's
                    Annual Report on Form 10-KSB for the year ended December 31,
                    1999).

     10.23 Stock Purchase Agreement dated February 14, 2000 by and between Epoch and the purchasers named in the agreement.
                    (Incorporated by reference to Exhibit 10.23 of Epoch's
                    Annual Report on Form 10-KSB for the year ended December 31,
                    1999).

     10.24          Employment Agreement dated September 8, 1999 by and between
                    Epoch and William G. Gerber, M.D. (Incorporated by reference to Exhibit 10.24 of Epoch's registration Statement on Form
                    SB-2, No. 33-88909, filed on May 1, 2000).

     23.2           Consent of Stradling Yocca Carlson & Rauth, a Professional
                    Corporation (included in the opinion filed as Exhibit 5.0).

     23.1           Consent of KPMG LLP.

     25.0           Power of Attorney (included on the signature page).

     27.0           Financial Data Schedules (incorporated by reference to
                    Exhibit 27 of Epoch's Annual Report on Form 10-KSB for the year ended December 31, 1999).



* Incorporated by reference to the same numbered exhibit of Epoch's registration statement on Form SB-2, No. 33-66742, effective on September 29, 1993.

ITEM 28. UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

            (1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

                    (i) Include any prospectus required by Section 10(a)(3) of the Securities Act.

                    (ii) Reflect in the prospectus any facts or event, which, individually or together, represent a fundamental change in the information in the registration statement.

                    (iii) Include any additional or changed information on the plan of distribution.

            (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be deemed the initial bona fide offering.

            (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     (e) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the SEC, indemnification of this nature is against public policy as expressed in the Securities Act and is unenforceable. In the event that a claim for indemnification against these liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether the indemnification by Epoch is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such the issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redmond, State of Washington, on the 19th day of July 2000.



                                     EPOCH PHARMACEUTICALS, INC.




                                     By:   /s/ Sanford S. Zweifach
                                        -------------------------------------
                                        Sanford S. Zweifach
                                        President and Chief Financial Officer




     Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


            Signature                              Title                             Date
            ---------                              -----                             ----
             *
-----------------------------
  Fred Craves, Ph.D.                Chairman of the Board of Directors           July 19, 2000
                                    (Principal Executive Officer)


             *                      Chief Executive Officer                      July 19, 2000
-----------------------------
  William G. Gerber, M.D.


    /s/ Sanford S. Zweifach         President and Chief Financial                July 19, 2000
-----------------------------       Officer (Chief Accounting Officer)
  Sanford S. Zweifach


             *                      Director                                     July 19, 2000
-----------------------------
  Richard Dunning


             *
-----------------------------
  Herbert L. Heyneker               Director                                     July 19, 2000


             *
-----------------------------
  Kenneth L. Melmon, M.D.           Director                                     July 19, 2000


             *                      Director                                     July 19, 2000
-----------------------------
  Riccardo Pigliucci


    /s/ Sanford S. Zweifach                                                      July 19, 2000
-----------------------------
  *Sanford S. Zweifach
   As Attorney-in-Fact

                                  EXHIBIT INDEX




   EXHIBIT NO.      DESCRIPTION
---------------     ------------------------------------------------------------

     3.1            Amended and Restated Certificate of Incorporation
                    (incorporated by reference to Exhibit 3 of Epoch's quarterly report on Form 10-QSB for the quarter ended June 30, 1998).

     3.2*           Bylaws of Epoch, as currently in effect.

     5.0            Opinion of Stradling Yocca Carlson & Rauth, a Professional
                    Corporation, Counsel to Epoch (incorporated by reference to the same numbered exhibit to Epoch's Registration Statement on Form SB-2, No. 333-21353, filed February 7, 1997).

     10.1*          MicroProbe Corporation Incentive Stock Option, Nonqualified
                    Stock Option And Restricted Stock Purchase Plan--1991, as amended.

     10.2* Form of Indemnification Agreement entered into with officers and directors of Epoch.

     10.3           Letter Agreement between Epoch and Fred Craves, dated August
                    3, 1993 (incorporated by reference to Exhibit 10.12 of
                    Epoch's Registration Statement on Form SB-2, Registration
                    No. 33-66742, effective on September 29, 1993).

     10.4           Form of Common Stock Warrant issued December 31, 1991
                    (incorporated by reference to Exhibit 10.22 of Epoch's
                    Registration Statement on Form SB-2, Registration No.
                    33-66742, effective on September 29, 1993).

     10.5           Second Amended and Restated Investment Agreement, dated
                    April 28, 1992 among Epoch and the investors set forth in the agreement (incorporated by reference to Exhibit 10.25 of Epoch's Registration Statement on Form SB-2, Registration
                    No. 33-66742, effective on September 29, 1993).

     10.6           Common Stock and Warrant Purchase Agreement, dated April 28,
                    1992 as amended June 30, 1992 and July 31, 1992 (with form of warrant) among Epoch and the investors set forth in the agreement (incorporated by reference to Exhibit 10.26 of Epoch's Registration Statement on Form SB-2, Registration
                    No. 33-66742, effective on September 29, 1993).

     10.7 Form of Registration Agreement, dated February 12, 1993 among Epoch and the investors set forth in the agreement
                    (incorporated by reference to Exhibit 10.30 of Epoch's
                    Registration Statement on Form SB-2, Registration No.
                    33-66742, effective on September 29, 1993).

     10.8           MicroProbe Corporation Incentive Stock Option, Nonqualified
                    Stock Option and Restricted Stock Purchase Plan--1993
                    (incorporated by reference to Exhibit 10.39 of Epoch's
                    Registration Statement on Form SB-2, Registration No.
                    33-66742, effective on September 29, 1993).

   EXHIBIT NO.      DESCRIPTION
---------------     ------------------------------------------------------------


     10.9           MicroProbe Corporation Non-Employee Directors Stock Option
                    Plan (incorporated by reference to Exhibit 10.40 of Epoch's
                    Registration Statement on Form SB-2, Registration No.
                    33-66742, effective on September 29, 1993).

     10.10*         Warrant Agreement between Epoch and American Stock Transfer
                    & Trust Company dated April 29, 1997, (incorporated by reference to Exhibit 10.10 of Epoch's Annual Report on
                    10-KSB for the year ended December 31, 1998).

     10.11 Purchase Agreement dated as of November 30, 1993, by and among Epoch, Animal Biotechnology Cambridge Limited, and
                    Herbert Stradler (without exhibits) (incorporated by reference to Exhibit 10.47 of Epoch's Registration Statement on Form SB-2, Registration No. 33-76446, effective on July
                    7, 1994).

     10.11.1 Amendment dated April 1, 1994 to Put Agreement (incorporated by reference to Exhibit 10.48.1 of Epoch's Annual Report on Form 10-KSB for the year ended December 31, 1993).

     10.11.2        Amendment dated April 27, 1994 to Put Agreement
                    (incorporated by reference to Epoch's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1994).

     10.11.3 Amendment dated May 26, 1994 to Put Agreement (incorporated by reference to Exhibit 10.48.3 of Epoch's Registration
                    Statement on Form SB-2, Registration No. 33-76446, effective on July 7, 1994).

     10.11.4 Amendment dated June 30, 1994 to Put Agreement (incorporated by reference to Exhibit 10.48.4 of Epoch's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1994).

     10.11.5 Amendment dated July 27, 1994 to Put Agreement (incorporated by reference to Exhibit 10.48.5 of Epoch's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1994).

     10.11.6        Amendment dated August 15, 1994 to Put Agreement
                    (incorporated by reference to Exhibit 10.48.6 of Epoch's
                    Quarterly Report on Form 10-QSB for the quarter ended
                    September 30, 1994).

     10.11.7        Amendment dated August 30, 1994 to Put Agreement
                    (incorporated by reference to Exhibit 10.48.7 of Epoch's
                    Quarterly Report on Form 10-QSB for the quarter ended
                    September 30, 1994).

     10.11.8        Amendment dated September 14, 1994 to Put Agreement
                    (incorporated by reference to Exhibit 10.48.8 of Epoch's
                    Quarterly Report on Form 10-QSB for the quarter ended
                    September 30, 1994).

     10.11.9        Exercise Notice dated September 27, 1994 to Put Agreement
                    (incorporated by reference to Exhibit 10.48.9 of Epoch's
                    Quarterly Report on Form 10-QSB for the quarter ended
                    September 30, 1994).

   EXHIBIT NO.      DESCRIPTION
---------------     ------------------------------------------------------------


     10.12 Put Agreement relating to Ribonetics GmbH dated as of December 1, 1993 between Epoch and David Blech, as amended
                    December 3, 1993 and February 18, 1994 (incorporated by reference to Exhibit 10.48 of Epoch's Annual Report on Form
                    10-KSB for the year ended December 31, 1993).

     10.13          Registration Rights Agreement dated October 12, 1994
                    (incorporated by reference to Exhibit 10.57 of Epoch's
                    Quarterly Report on Form 10-QSB for the quarter ended
                    September 30, 1994).

     10.14 Consulting Agreement between Epoch and Sanford S. Zweifach, dated January 18, 1995 (incorporated by reference to Exhibit
                    10.59 of Epoch's Annual Report on Form 10-KSB for the year ended December 31, 1995).

     10.15 Asset Purchase Agreement between Epoch and Becton, Dickinson and Company, dated as of September 29, 1995 (incorporated by reference to the form of such Asset Purchase Agreement filed with Epoch's Definitive Proxy Materials for its Special
                    Meeting of Stockholders held November 27, 1995).

     10.16          Consulting Agreement with David Blech dated March 29, 1996
                    (incorporated by reference to Exhibit 10.65 of Epoch's
                    Quarterly Report on Form 10-QSB for the quarter ended June
                    30, 1996).

     10.17          Form of Subscription Agreement with Private Placement
                    Investors (incorporated by reference to Exhibit 4.1 of Epoch's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1996).

     10.18 Warrant Agreement between Epoch and American Stock Transfer and Trust Company dated June 21, 1996, with form of Warrant
                    (incorporated by reference to Exhibit 4.2 of Epoch's
                    Quarterly Report on Form 10-QSB for the quarter ended June
                    30, 1996).

     10.19 Bridge Financing Agreement dated as of February 25, 1998, with form of note and warrant, between Epoch and Bay City
                    Capital, LLC (incorporated by reference to Exhibit 10.69 of
                    Epoch's Annual Report on Form 10-KSB for the year ended
                    December 31, 1997).

     10.20*         Sublease between Epoch as tenant and Bion Diagnostic
                    Sciences, Inc. for premises located in Redmond, Washington, dated September 25, 1998 (incorporated by reference to Exhibit 10.20 of Epoch's Annual Report on 10-KSB for the year ended December 31, 1998).

     10.21* License Agreement between Epoch and Perkin-Elmer Corporation dated January 11, 1999 (portions of this Exhibit are omitted and were filed separately with the Secretary of the SEC pursuant to Epoch's application requesting confidential treatment under Rule 406 of the Securities Act).

   EXHIBIT NO.      DESCRIPTION
---------------     ------------------------------------------------------------


     10.21.1        First Amendment to the License and Supply Agreement between
                    Epoch and Perkin-Elmer Corporation dated January 11, 1999.
                    (Portions of this Exhibit are omitted and were filed separately with the Secretary of the SEC pursuant to Epoch's application requesting confidential treatment under Rule 406 of the Securities Act.) Incorporated by reference to exhibit
                    10.21.1 of Epoch's Registration Statement on Form SB-2, No.
                    333-88909, filed on October 13, 1999.

     10.22 Stock Purchase Agreement dated November 1, 1999 by and between Epoch and the purchasers named in the agreement.
                    (Incorporated by reference to Exhibit 10.22 of Epoch's
                    Annual Report on Form 10-KSB for the year ended December 31,
                    1999).

     10.23 Stock Purchase Agreement dated February 14, 2000 by and between Epoch and the purchasers named in the agreement.
                    (Incorporated by reference to Exhibit 10.23 of Epoch's
                    Annual Report on Form 10-KSB for the year ended December 31,
                    1999).

     10.24          Employment Agreement dated September 8, 1999 by and between
                    Epoch and William G. Gerber, M.D. (Incorporated by reference to Exhibit 10.24 of Epoch's registration Statement on Form
                    SB-2, No. 33-88909, filed on May 1, 2000).

     23.2           Consent of Stradling Yocca Carlson & Rauth, a Professional
                    Corporation (included in the opinion filed as Exhibit 5.0).

     23.1           Consent of KPMG LLP.

     25.0           Power of Attorney (included on the signature page).

     27.0           Financial Data Schedules (incorporated by reference to
                    Exhibit 27 of Epoch's Annual Report on Form 10-KSB for the year ended December 31, 1999).



* Incorporated by reference to the same numbered exhibit of Epoch's registration statement on Form SB-2, No. 33-66742, effective on September 29, 1993.